UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong 2025 performance and re-affirms long-term outlooks

Sales, profit and earnings growth driven by strong Specialty Medicines performance
●	Total 2025 sales £32.7 billion +4% AER; +7% CER
●	Specialty Medicines sales £13.5 billion (+17%); Respiratory, Immunology & Inflammation £3.8 billion (+18%); Oncology £2.0 billion (+43%); HIV sales £7.7 billion (+11%)
●	Vaccines sales £9.2 billion (+2%); Shingrix £3.6 billion (+8%); Meningitis vaccines £1.6 billion (+12%); and Arexvy £0.6 billion (+2%)
●	General Medicines sales £10.0 billion (-1%); Trelegy £3.0 billion (+13%)
●	Total operating profit >100% and Total EPS >100% driven by lower Significant legal expenses, lower CCL charges and higher other operating income, partly offset by intangible asset impairments
●
Core operating profit +11% and Core EPS +12% reflecting Specialty Medicines and Vaccines growth, SG&A productivity, higher royalty income and disciplined increased investment in R&D portfolio progression in Oncology and Vaccines

●	Cash generated from operations of £8.9 billion with free cash flow of £4.0 billion

(Financial Performance – 2025 results unless otherwise stated, growth % and commentary at CER as defined on page 53. In 2025 and Q4 2025, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 11 for further details.)

	2025			Q4 2025
	£m	% AER	% CER	£m	% AER	% CER
Turnover	32,667	4	7	8,618	6	8
Total operating profit	7,932	97	>100	1,100	58	65
Total operating margin %	24.3%	11.5ppts	11.9ppts	12.8%	4.2ppts	4.6ppts
Total EPS	141.1p	>100	>100	15.8p	56	65
Core operating profit	9,783	7	11	1,634	14	18
Core operating margin %	29.9%	0.7ppts	1.1ppts	19.0%	1.4ppts	1.6ppts
Core EPS	172.0p	8	12	25.5p	10	14
Cash generated from operations	8,943	14		2,689	4

R&D momentum further strengthens growth prospects:
Strong pipeline progress in 2025:
●	5 major FDA approvals: Blenrep, Exdensur, Nucala COPD, Penmenvy, Blujepa
●	7 pivotal trial starts including: risvutatug rezetecan (ris-rez) for 2L/3L ES-SCLC; efimosfermin in MASH; Exdensur for COPD; and velzatinib for 2L GIST
RI&I and Oncology pipelines strengthened:
●	New assets acquired: efimosfermin (liver disease); velzatinib/IDRX-42 (gastrointestinal cancer); and agreement to acquire ozureprubart (food allergies)
●	Agreements/collaborations with Hengrui (RI&I and oncology); Empirico (COPD); and LTZ Therapeutics (oncology)
●	29 projects currently in clinical development for RI&I and Oncology diseases
Further pipeline acceleration expected in 2026:
●	2 new major product approvals expected: bepirovirsen, potential first-in-class treatment for chronic hepatitis B; and tebipenem, first oral treatment for complicated UTIs
●	5 pivotal readouts: bepirovirsen for chronic hepatitis B (positive); camlipixant (chronic cough); Jemperli (rectal cancer); Q4M HIV PrEP; and Exdensur for EGPA
●	10 pivotal trial starts, including for ADCs B7-H3 (ris-rez) & B7-H4 (mocertatug rezetecan, mo-rez) to treat multiple cancer types

Continued commitment to shareholder returns
●	Q4 2025 dividend of 18p declared; 66p FY 2025; 70p expected for full year 2026
●	£1.4 billion executed to date as part of the £2 billion share buyback programme announced at FY 2024

2026 guidance and 2031 sales outlook reaffirmed
●	Expect 2026 turnover growth of between 3% to 5%; Core operating profit growth of between 7% to 9%; Core EPS growth of between 7% to 9%
●	2031 sales outlook of more than £40 billion
Guidance all at CER

Luke Miels, Chief Executive Officer, GSK:
“GSK delivered another strong performance in 2025, driven mainly by Specialty Medicines, with double-digit sales growth in Respiratory, Immunology & Inflammation (RI&I), Oncology and HIV. Good R&D progress also continued, with 5 major product approvals achieved and several acquisitions and new partnerships completed to strengthen the pipeline further in oncology and RI&I. We expect this positive momentum to continue in 2026, which will be a key year of execution and operational delivery with strong focus on commercial launches and accelerating R&D. We are well placed to move forward in this next phase for GSK - to deliver our outlooks - and to create new value for patients and shareholders.”

The Total results are presented in summary above and on page 8 and Core results reconciliations are presented on pages 20-21 and 23-24. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 53-54: Core results, AER% growth, CER% growth and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 18. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 55-56. Abbreviations are defined on page 57.

2026 Guidance
GSK provides its full-year 2026 guidance at constant exchange rates (CER).

Turnover is expected to increase between 3 to 5 per cent
Core operating profit is expected to increase between 7 to 9 per cent
Core earnings per share is expected to increase between 7 to 9 per cent

This guidance is supported by the following turnover expectations for full-year 2026 at CER

Specialty Medicines	–	expected increase of a low double-digit per cent in turnover
Vaccines	–	expected decline of a low single-digit per cent to stable in turnover
General Medicines	–	expected decline of a low single-digit per cent to stable in turnover

Core operating profit is expected to grow between 7 to 9 per cent at CER. GSK expects to deliver leverage at a gross margin level due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we continue to take a returns-based approach to SG&A investments, with SG&A expected to grow at a low single-digit percentage. Royalty income is now expected to be at £800-850 million. R&D is expected to grow ahead of sales as we continue to invest in the pipeline while driving operational efficiencies.

Core earnings per share is also expected to increase between 7 to 9 per cent at CER, in line with Core operating profit growth, reflecting higher interest charges and the tax rate which is expected to rise to around 17.5%, offset by the expected benefit from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2025.

Agreement with US Government to lower the cost of prescription medicines for American patients

As previously announced, on 19 December 2025 GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients. The agreement entered into covers both GSK and ViiV Healthcare and, assuming expected implementation, excludes both companies from s232 tariffs for 3 years. Detailed terms of the agreement remain confidential. Our full year guidance is inclusive of the expected impact of the agreement.

Dividend policy

GSK has declared an increased dividend for Q4 2025 of 18p per share and 66p per share for the full year 2025, reflecting strong business performance during 2025 and consistent with the Dividend policy and the expected pay-out ratio which remain unchanged. The expected dividend for 2026 is 70p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2026 are provided on page 37.

GSK commenced a £2 billion share buyback programme in Q1 2025, to be implemented over the period to the end of Q2 2026.

Exchange rates

If exchange rates were to hold at the closing rates on 28 January 2026 ($1.38/£1, €1.15/£1 and Yen 210/£1) for the rest of 2026, the estimated impact on 2026 Sterling turnover growth for GSK would be -3% and if exchange gains or losses were recognised at the same level as in 2025, the estimated impact on 2026 Sterling Core Operating Profit growth for GSK would be -6%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Luke Miels, CEO, at 11.00 am GMT (US EST at 06.00 am) on 4 February 2026. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	2025			Q4 2025
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
HIV	7,687	8	11	2,149	9	11
Respiratory, Immunology & Inflammation	3,810	15	18	1,089	18	21
Oncology	1,977	40	43	567	39	42
Specialty Medicines	13,474	14	17	3,805	15	18
Shingles	3,558	6	8	1,008	19	20
Meningitis	1,583	10	12	313	6	6
RSV (Arexvy)	593	1	2	198	25	25
Influenza	303	(26)	(24)	80	(24)	(21)
Established Vaccines	3,120	(7)	(5)	694	(14)	(13)
Vaccines	9,157	–	2	2,293	4	4
Respiratory	7,068	(2)	–	1,785	(1)	1
Other General Medicines	2,968	(8)	(4)	735	(8)	(6)
General Medicines	10,036	(4)	(1)	2,520	(3)	(1)
Total	32,667	4	7	8,618	6	8
By Region:
US	16,859	3	6	4,443	3	7
Europe	7,533	13	12	2,067	18	13
International	8,275	(1)	4	2,108	4	7
Total	32,667	4	7	8,618	6	8

Financial Performance – 2025 and Q4 2025 results unless otherwise stated, growth % and commentary at CER. In 2025 and Q4 2025, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 11 for further details.

	2025			Q4 2025
	£m	AER	CER	£m	AER	CER
Specialty Medicines	13,474	14%	17%	3,805	15%	18%
Specialty Medicines sales grew by double-digit percentages in the full year and quarter, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.

HIV	7,687	8%	11%	2,149	9%	11%
HIV sales grew 11% for the full year, driven by strong patient demand growth of +10ppts with Dovato, Cabenuva and Apretude more than offsetting the decline in Triumeq following guideline changes at the end of 2024. Full year growth also benefitted from continued favourable pricing due to channel mix in the US, which offset the impact of the IRA Medicare Part D redesign and pricing pressures across the other regions. Long-acting Medicines contributed over 75% of total HIV growth in 2025 with Cabenuva contributing 55%.

Quarterly growth was 11%, driven by strong patient demand growth of +9ppts and continued favourable pricing from channel mix, which offset the impact of the IRA Medicare Part D redesign. The US maintained strong double-digit growth with 15% for the quarter.

Oral 2DR	3,334	14%	16%	941	14%	16%
Dovato, the first and only once-daily oral 2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents, continues to be the largest product in the HIV portfolio with sales of £2,678 million in 2025 and growing 22% versus 2024.

Long-Acting	1,841	42%	46%	539	37%	41%
Cabenuva, the only complete long-acting injectable regimen for HIV treatment, reached sales of £1,402 million in 2025, growing 42% due to strong patient demand across US and Europe. Apretude, the first long-acting injectable option for HIV prevention, delivered sales of £439 million in 2025, growing 62% compared to 2024. In the US, long-acting injectables now account for 30% of total HIV sales.

	2025			Q4 2025
	£m	AER	CER	£m	AER	CER
Respiratory, Immunology & Inflammation	3,810	15%	18%	1,089	18%	21%
Sales grew at a double-digit rate in the full year and in the quarter, and were primarily comprised of contributions from Nucala in respiratory and Benlysta in immunology.

Nucala	2,008	13%	15%	567	17%	19%
Nucala is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including CRSwNP, EGPA, HES and COPD. Sales growth was driven by strong global performance, with double-digit growth across all regions in the full year and quarter reflecting higher patient demand for treatments addressing eosinophilic-led disease. US double-digit growth in the full year accelerated in the quarter following the recent launch in COPD, with increases in volume from higher patient uptake partially offset by ongoing pricing pressures including the impact of IRA Medicare Part D redesign.

Benlysta	1,773	19%	22%	516	22%	26%
Sales of Benlysta, a monoclonal antibody treatment for lupus, grew in the full year and quarter representing strong demand and volume growth with bio-penetration rates having increased across many markets.

Oncology	1,977	40%	43%	567	39%	42%
Oncology sales are largely comprised of sales from Jemperli, Zejula and Ojjaara/Omjjara. Strong Oncology sales growth in the full year and quarter were largely driven by increasing patient demand for Jemperli and Ojjaara/Omjjara, partially offset by decreases in Zejula. Blenrep, a treatment in relapsed/refractory multiple myeloma, achieved sales in 2025 of £17 million following launch in the UK in Q2 2025, US in Q4 2025 and from further initial commercial introductions in some smaller markets during H2 2025.

Jemperli	861	84%	89%	261	75%	79%
Sales of Jemperli grew strongly in the full year and quarter, driven largely by continued volume growth following Q3 2024 FDA approval and Q1 2025 EMA approval expanding the indication to include all adult patients with primary advanced or recurrent endometrial cancer. Strong growth continues in the US from high patient uptake, with the Europe and International regions increasingly contributing to sales and growth, with Jemperli now available in over 39 countries worldwide.

Zejula	557	(6%)	(4%)	138	(3%)	(3%)
Sales of Zejula, a PARP inhibitor treatment for ovarian cancer, reduced in the full year and quarter. In the US, sales decreased in the full year driven by ongoing volume reductions, including impacts of an FDA labelling update restricting use to certain patient populations, and unfavourable pricing including the impacts of IRA Medicare Part D redesign. In the quarter, the US grew single digit as these impacts were more than offset by favourable channel mix pricing adjustments. The Europe and International regions continued to decline in the full year largely driven by reduced volumes from increased competition. In the quarter, Europe declined whilst International was broadly stable.

Ojjaara/Omjjara	554	57%	60%	158	34%	37%
Sales of Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly in the full year and quarter. US sales growth was driven by volume with continued increases in patient uptake. Sales and growth contributions from Europe and International continued to increase following high patient uptake, and from commercial launches in 2025 across the regions including in France, Spain Italy, Australia and Canada. Ojjaara/Omjjara is now available in over 30 countries worldwide.

	2025			Q4 2025
	£m	AER	CER	£m	AER	CER
Vaccines	9,157	–%	2%	2,293	4%	4%
Vaccines sales increased in both the year and quarter driven by strong ex-US demand for Shingrix, Arexvy and Meningitis vaccines, partly offset by lower US demand for Shingrix, Arexvy and Influenza vaccines together with lower International sales of Established vaccines. Growth in the quarter also benefitted from higher Shingrix sales in China.

Shingles	3,558	6%	8%	1,008	19%	20%
Shingrix had another record year, in which sales grew strongly in both the year and quarter reflecting double-digit growth in Europe and International driven by significant increased demand, partly offset by lower sales in the US.

In Europe, Shingrix sales grew at 42% for the year and quarter driven by continuous strong uptake from the launch in France together with higher market demand and expanded public funding across several countries.

Sales of Shingrix in International increased by 13% for the year reflecting accelerated demand in Japan following expanded reimbursement from April 2025 together with continued uptake across several countries, partially offset by a strong 2024 comparator including rapid uptake from the national immunisation programme (NIP) in Australia. Q4 2025 sales growth also benefitted from higher sales to our co-promotion partner in China versus a low 2024 comparator.

US sales decreased by 17% in the year and quarter due to the continuing slowdown in the pace of penetration of harder-to-activate unvaccinated consumers. The US cumulative immunisation rate reached 44%, up 4 percentage points compared to 12 months earlier(1).

Shingrix is now launched in 61 countries, 29 of those with public funding, with markets outside the US representing 66% of 2025 global sales (2024: 56%). The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 10% with significantly higher uptake in funded cohorts.

Meningitis	1,583	10%	12%	313	6%	6%
Strong double-digit growth of Meningitis vaccines in the year was led by Bexsero, a vaccine against meningitis B and also included initial sales from the US launch of Penmenvy, a pentavalent vaccine against meningitis A, B, C, W and Y. Bexsero grew in Europe driven by continued uptake following recommendation and reimbursement in Germany together with expanded cohort recommendations in France. Sales also grew in International due to higher demand and geographic expansion.

RSV	593	1%	2%	198	25%	25%
Arexvy sales growth was driven by Europe and International related to recommendation and reimbursement in Germany and tender deliveries in Spain and Canada. While Arexvy maintained US market leading share in the older adult setting in 2025, sales declined reflecting slower market uptake impacted by a harder-to-activate patient cohort and lower market share partly offset by favourable returns provision adjustments. Q4 2025 global sales growth was positively impacted by increasing uptake momentum in Germany. Arexvy is approved in 69 markets globally, 21 countries have national RSV vaccination recommendations for older adults and 9, including the US, have reimbursement programmes for Arexvy in place at the year end.

Influenza	303	(26%)	(24%)	80	(24%)	(21%)
Influenza vaccines sales declined mainly in the US driven by competitive pressure.

Established Vaccines	3,120	(7%)	(5%)	694	(14%)	(13%)
Established Vaccines sales decreased in the full year as a result of the impact of divested brands, competitive pressure for Synflorix and Cervarix and lower US demand and unfavourable pricing for Hepatitis vaccines. This was partly offset by higher sales of measles, mumps, rubella and varicella (MMRV) vaccines, including a one-off Q3 2025 sale of bulk antigen together with favourable US CDC stockpile movements for Infanrix/Pediarix. The decline in the quarter was also driven by the timing of deliveries of Synflorix and lower sales of Rotarix.

(1) Based on data from IQVIA up until the end of Q3 2025

	2025			Q4 2025
	£m	AER	CER	£m	AER	CER
General Medicines	10,036	(4%)	(1%)	2,520	(3%)	(1%)
Sales include contributions from both the Respiratory portfolio, including Trelegy, and the Other General Medicine portfolio. Sales were broadly stable in the full year and the quarter, with growth in Trelegy offset by reductions in other respiratory and Other General Medicine product sales.

Respiratory	7,068	(2%)	–%	1,785	(1%)	1%
Sales were broadly stable in the full year and quarter, with growth in Trelegy offset by decreases in other respiratory products. Other respiratory products continue to reduce across all regions as a result of continued generic erosion and competitive pressures.

Trelegy	2,986	11%	13%	740	11%	14%
Trelegy sales continued to grow in the full year and quarter, with continued strong volume growth across all regions reflecting patient demand, SITT class growth, and increased market share. In the US, sales exceeded £2 billion for the full year and grew double-digit, with continued strong volume growth partially offset by unfavourable pricing resulting from channel mix and pricing pressures, including the impact of IRA Medicare Part D redesign.

Other General Medicines	2,968	(8%)	(4%)	735	(8%)	(6%)
Other General Medicines sales decreased in the full year and quarter, reflecting the impacts of generic competition across the portfolio.

By Region

	2025			Q4 2025
	£m	AER	CER	£m	AER	CER
US	16,859	3%	6%	4,443	3%	7%
US performance in the full year and quarter reflected the introduction of the IRA Medicare Part D redesign, which adversely impacted a number of products across Specialty Medicines, Vaccines and General Medicines.

Specialty Medicines double-digit sales growth in the full year and quarter was driven by strong double-digit growth in Oncology, HIV and Benlysta, driven largely by patient demand. Nucala also grew double-digit in the full year and accelerated in the quarter following the recent launch in COPD, with increases in volume from higher patient uptake partly offset by ongoing pricing pressures.

Vaccines sales decreased due to lower demand for both Shingrix and Arexvy driven primarily by the continued challenge of activating harder-to reach consumers and competitive pressure for Influenza vaccines. Established vaccines growth in MMRV vaccines related to outbreaks and, for Infanrix/Pediarix, to favourable CDC stockpile replenishments which were more than offset by lower US demand and unfavourable pricing for Hepatitis vaccines

General Medicines sales were broadly stable in the full year and quarter. Trelegy sales grew double-digit in the full year and quarter driven by strong volume increases. Growth in Trelegy was offset by reductions in other products across the other respiratory and Other General Medicine portfolios.

Europe	7,533	13%	12%	2,067	18%	13%
Specialty Medicines sales grew double-digit in the full year and quarter due to continued strong performance in Oncology, Benlysta and Nucala including the benefit from new indication launches. HIV sales grew single-digit in the full year and quarter driven by patient demand.

Vaccines sales grew around 30% in both the year and quarter driven by Shingrix launch uptake in France together with higher market demand and expanded public funding across several countries. Arexvy and Bexsero sales also grew strongly mainly in Germany following recommendations and reimbursements.

General Medicines sales decreased in the full year and quarter, with growth for Trelegy and Anoro being more than offset by decreases across other general medicine products.

International	8,275	(1%)	4%	2,108	4%	7%
Specialty Medicines double-digit sales growth in the full year and quarter was driven by Nucala in respiratory, Benlysta in immunology, and Oncology. HIV sales grew mid single-digit in the full year, however were broadly stable in the quarter due to the timings of tenders.

Vaccines sales grew in the year driven by accelerated Shingrix demand primarily in Japan, partly offset by a strong 2024 comparator in Australia. Growth across Shingrix, Meningitis vaccines and Arexvy was partly offset by lower sales of Established vaccines primarily reflecting the impact of divested brands and lower demand. Sales in the quarter also benefitted from higher Shingrix sales to our co-promotion partner in China versus a low 2024 comparator.

General Medicines sales were broadly stable in the full year and the quarter. Performance reflected double-digit growth for Trelegy and growth in Anoro being offset by decreases across other general medicine products.

Financial performance

Total Results	2025			Q4 2025
	£m	% AER	% CER	£m	% AER	% CER

Turnover	32,667	4	7	8,618	6	8
Cost of sales	(9,017)	–	–	(2,657)	4	4
Selling, general and administration	(9,088)	(17)	(15)	(2,639)	(1)	2
Research and development	(7,525)	18	19	(2,350)	16	17
Royalty income	879	38	38	245	39	39
Other operating income/(expense)	16			(117)

Operating profit	7,932	97	>100	1,100	58	65
Net finance expense	(532)	(3)	(2)	(149)	7	8
Share of after tax profit/(loss) of associates and joint ventures	1			(1)

Profit before taxation	7,401	>100	>100	950	69	78

Taxation	(1,112)			(223)
Tax rate %	15.0%			23.5%

Profit after taxation	6,289	>100	>100	727	45	53
Profit attributable to non-controlling interests	573			91
Profit attributable to shareholders	5,716			636
	6,289	>100	>100	727	45	53

Earnings per share	141.1p	>100	>100	15.8p	56	65
Financial Performance – 2025 and Q4 2025 results unless otherwise stated, growth % and commentary at CER. In 2025 and Q4 2025, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 11 for further details.

Core results Reconciliations between Total results and Core results Full Year 2025, Full Year 2024, Q4 2025 and Q4 2024 are set out on pages 20, 21, 23 and 24.

	2025			Q4 2025
	£m	% AER	% CER	£m	% AER	% CER

Turnover	32,667	4	7	8,618	6	8
Cost of sales	(8,206)	4	5	(2,435)	4	4
Selling, general and administration	(8,989)	–	3	(2,677)	(1)	2
Research and development	(6,568)	9	11	(2,117)	16	18
Royalty income	879	38	38	245	39	39

Core operating profit	9,783	7	11	1,634	14	18

Core profit before taxation	9,265	8	11	1,481	15	19
Taxation	(1,584)	8	12	(256)	47	52
Tax rate %	17.1%			17.3%
Core profit after taxation	7,681	7	11	1,225	9	13
Core profit attributable to non-controlling interests	712			199
Core profit attributable to shareholders	6,969			1,026
	7,681	7	11	1,225	9	13
Core Earnings per share	172.0p	8	12	25.5p	10	14

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	9,017	–%	–%	2,657	4%	4%
	% of sales	27.6%	(1.2%)	(1.7%)	30.8%	(0.7%)	(1.3%)
	Core	8,206	4%	5%	2,435	4%	4%
	% of sales	25.1%	–%	(0.4%)	28.3%	(0.6%)	(1.2%)
Total cost of sales as a percentage of sales decreased in the full year and quarter primarily driven by core cost of sales benefits and in the full year from additional amortisation in Q3 2024 for Zejula and Jemperli as well as lower major restructuring and transaction-related items.

Core cost of sales as a percentage of sales decreased in the full year and quarter, with benefits from Specialty Medicines and regional mix as well as operational efficiencies, being offset by inventory provision movements compared to 2024. The full year also included pricing impacts largely due to the implementation of Medicare Part D reform as well as an adverse comparison to higher price benefits in the comparator period. The quarter also included higher margin Vaccines in International and supply chain charges at a similar level to Q4 2024.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	9,088	(17%)	(15%)	2,639	(1%)	2%
	% of sales	27.8%	(7.3%)	(7.1%)	30.6%	(2.2%)	(1.8%)
	Core	8,989	–%	3%	2,677	(1%)	2%
	% of sales	27.5%	(1.1%)	(0.9%)	31.1%	(2.2%)	(1.8%)
Total SG&A as a percentage of sales decreased in the full year driven by lower Significant legal expenses, driven by the Q3 2024 charge of £1.8 billion ($2.3 billion) in relation to Zantac.

Core SG&A growth in the full year and quarter reflected continued disciplined investment to support new asset launches, including Blenrep, Penmenvy, Exdensur and Blujepa, as well as growth of key assets including Nucala, Shingrix, long-acting HIV medicines and Ojjaara/Omjjara, as well as charges in the quarter to drive future efficiencies. This was offset by reallocation of spend from General Medicines and the acceleration of ongoing productivity initiatives. Full year Core SG&A growth also included a one percentage point impact driven by the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Research & development	Total	7,525	18%	19%	2,350	16%	17%
	% of sales	23.0%	2.6%	2.4%	27.3%	2.2%	2.1%
	Core	6,568	9%	11%	2,117	16%	18%
	% of sales	20.1%	0.9%	0.8%	24.6%	2.1%	2.0%
Total R&D increase in the full year and quarter was driven by an increase in Core R&D investment, as well as higher impairment charges in the full year which included an impairment charge of £471 million related to the termination of the belrestotug development programme (anti-TIGIT mAb) in Q2 2025.

Core R&D investment increased reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs (B7-H3 and B7-H4) and IDRX-42, the GIST treatment acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3 2025 and bepirovirsen, as well as progression of ULA treatment and PrEP programmes, notably Q4M and Q6M. Growth in the full year and quarter was partly offset by lower spend on depemokimab following filing in Q4 2024.

Investment also increased on clinical trial programmes associated with the pneumococcal MAPS and mRNA seasonal flu.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Royalty income	Total	879	38%	38%	245	39%	39%
	Core	879	38%	38%	245	39%	39%
The increase in Total and Core royalty income in the full year and Q4 2025 was primarily driven by Kesimpta(1), Abrysvo(2) and Comirnaty(3) royalties. The full year included historic royalties recognised in association with the settlement of an IP dispute.

(1) Kesimpta is manufactured by and a trademark of Novartis AG (2) Abrysvo is manufactured by and a trademark of Pfizer Inc. (3) Comirnaty is manufactured by and a trademark of BioNTech and Pfizer Inc.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	16	>100%	>100%	(117)	66%	66%
The full year other operating income reflected a charge of £488 million (2024: £1,839 million) principally arising from the remeasurement of CCLs and the liabilities for the Pfizer, Inc (Pfizer) put option, primarily reflecting the net impact of discount unwind, updated sales and milestone forecasts and foreign currency movements. See page 22 for further details. Other net operating income at £504m (2024: £309 million) includes the £367 million ($500 million) settlement from CureVac as well as fair value movements on equity investments and other net income.

In Q4 2025 other operating income included a charge of £295 million (Q4 2024: £417 million) arising from the remeasurement of contingent consideration liabilities (CCL) and the liabilities for the Pfizer put option. The charge in the current quarter primarily reflected the net impact of updated sales forecasts, discount unwind and exchange movements partly offset by reduced forecast milestone payments. See page 25 for further details. Other net operating income at £178 million (Q4 2024: £73 million) includes £99 million ($130 million) of settlement from CureVac as well as fair value movements on equity investments and other net income.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Operating profit	Total	7,932	97%	>100%	1,100	58%	65%
	% of sales	24.3%	11.5%	11.9%	12.8%	4.2%	4.6%
	Core	9,783	7%	11%	1,634	14%	18%
	% of sales	29.9%	0.7%	1.1%	19.0%	1.4%	1.6%
Total operating profit margin was higher in the full year mainly due to the £1.8 billion charge for the Zantac settlement in Q3 2024, partly offset by higher impairment charges. In the quarter operating profit margin was higher due to higher other net operating income and lower CCL charges.

Core operating profit growth in the full year and quarter primarily reflected higher turnover, favourable product mix and royalty income including from IP settlements. Growth was partly offset by increased investment in R&D, new asset launches and growth assets, and adverse pricing impacts, as well as in the full year the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal. In the quarter, productivity programmes and supply chain charges totalled £300 million, split evenly between cost of sales and SG&A.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Net finance expense	Total	532	(3%)	(2%)	149	7%	8%
	Core	508	(5%)	(4%)	150	9%	10%
The decrease in net finance costs in the full year was mainly driven by favourable movements on derivatives fair value, favourable interest on tax and higher swap interest income, partly offset by higher interest expense on debt. Strong operating cashflows in the full year were partly offset by finance costs associated with the share buyback programme and Zantac settlement payments. The increase in the quarter was mainly driven by lower interest income on cash following Zantac settlement payments and the share buyback programme partly offset by favourable movements on derivatives fair value.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Taxation	Total	1,112	>100%	>100%	223	>100%	>100%
	Tax rate %	15.0%			23.5%
	Core	1,584	8%	12%	256	47%	52%
	Tax rate %	17.1%			17.3%
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results, including non-taxable revaluations of contingent consideration liabilities associated with recent acquisitions.

The effective tax rate on Core profits was broadly in line with expectations for the year. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2024. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		2025			Q4 2025
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	573	52%	58%	91	5%	10%
	Core	712	9%	12%	199	15%	18%
The increase in Total and Core NCIs in the full year and quarter was primarily driven by higher core profit allocations from ViiV Healthcare, and in the full year a lower remeasurement loss on the CCL compared to 2024 impacting Total NCIs.

		2025			Q4 2025
		£p	AER	CER	£p	AER	CER
Earnings per share	Total	141.1p	>100%	>100%	15.8p	56%	65%
	Core	172.0p	8%	12%	25.5p	10%	14%
The increase in the full year and Q4 2025 Total EPS was primarily driven by lower Significant legal charges, lower CCL charges and higher other net operating income, partly offset by higher impairment charges.

The increase in the Core EPS in the full year and quarter primarily reflected the growth in Core operating profit and the share buyback, as well as lower net finance costs in the full year, partly offset by higher non-controlling interests.

Currency impact on results

The results for the year 2025 are based on average exchange rates, principally $1.31/£1, €1.17/£1 and Yen198/£1. The results for Q4 2025 are based on average exchange rates, principally $1.33/£1, €1.14/£1 and Yen206/£1. The period-end exchange rates were $1.35/£1, €1.15/£1 and Yen211/£1. Comparative exchange rates are given on page 38.

		2025			Q4 2025
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		32,667	4%	7%	8,618	6%	8%
Earnings per share	Total	141.1p	>100%	>100%	15.8p	56%	65%
	Core	172.0p	8%	12%	25.5p	10%	14%
In the full year and Q4 2025, the adverse currency impact primarily reflected the strengthening of Sterling against US Dollar as well as emerging market currencies, partly offset by strengthening of the Euro. Exchange gains on the settlement of intercompany transactions had a favourable full year impact of three percentage points on Total EPS and one percentage point on Core EPS. In the quarter there was a favourable impact of six percentage points on Total EPS and three percentage points on Core EPS.

Cash generation

Cash flow
	2025 £m	2024 £m	Q4 2025 £m	Q4 2024 £m
Cash generated from operations (£m)	8,943	7,861	2,689	2,586
Total net cash inflow/(outflow) from operating activities (£m)	7,741	6,554	2,278	2,329
Free cash inflow/(outflow)* (£m)	4,029	2,863	960	924
Free cash flow growth (%)	41%	(16%)	4%	(56%)
Free cash flow conversion* (%)	70%	>100%	>100%	>100%
Total net debt** (£m)	14,453	13,095	14,453	13,095

*	Free cash flow and free cash flow conversion are defined on page 53. Free cash flow is analysed on page 42.
**	Net debt is analysed on page 42.

2025

Cash generated from operating activities was £8,943 million (2024: £7,861 million). The increase reflected higher Core operating profit, favourable timing and movements on returns and rebates, including the impact of the removal of the AMP cap in H1 2024, and the cash settlements from CureVac as well as lower inventory build. The increase was partly offset by an adverse movement in receivables driven by higher Arexvy and Shingrix collections in Q1 2024, as well as higher Zantac settlement payments of £1,195 million (2024: £672 million).

Total contingent consideration cash payments in 2025 were £1,347 million (2024: £1,254 million). £1,330 million (2024: £1,235 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £1,277 million (2024: £1,190 million).

Free cash inflow was £4,029 million for 2025 (2024: £2,863 million). The increase was driven by higher cash generated from operations, lower tax payments, lower capital expenditure on property, plant and equipment, and higher dividends from joint ventures and associates, partly offset by higher capital expenditure on intangible assets and lower proceeds from the sale of property, plant and equipment.

Q4 2025

Cash generated from operations for the quarter was £2,689 million (Q4 2024: £2,586 million). The increase primarily reflected higher Core operating profit and lower Zantac settlement payments of £507 million (Q4 2024: £672 million), partly offset by adverse timing and movements on returns and rebates.

Total contingent consideration cash payments in the quarter were £347 million (Q4 2024: £319 million). £341 million (Q4 2024: £311 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi of £321 million (Q4 2024: £290 million).

Free cash inflow was £960 million for the quarter (Q4 2024: £924 million). The increase was primarily driven by higher cash generated from operations, lower capital expenditure on intangible assets and higher dividends from joint ventures and associates, partly offset by higher taxation payments and lower proceeds from sale of property, plant and equipment.

Total Net debt

At 31 December 2025, net debt was £14,453 million, compared with £13,095 million at 31 December 2024, comprising gross debt of £17,859 million and cash and liquid investments of £3,406 million. See net debt information on page 42.

Net debt increased by £1,358 million primarily due to the net acquisition costs of IDRx, Inc. (IDRx), BP Asset IX, Inc. (BP Asset IX) to access efimosfermin, and Cellphenomics GmbH totalling £1,692 million, dividends paid to shareholders of £2,564 million and shares purchased as part of the share buyback programme of £1,377 million. This was partly offset by free cash inflow of £4,029 million and exchange gain on net debt of £241 million.

At 31 December 2025, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3,012 million and £1,487 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 7780 494750	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 79 New Oxford Street London, WC1A 1DG

Q4 2025 pipeline highlights (since 29 October 2025)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Exdensur	SWIFT-1/2 (severe asthma with type 2 inflammation)	Regulatory approval (US)
	Exdensur	SWIFT-1/2, ANCHOR-1/2 (severe asthma with type 2 inflammation and chronic rhinosinusitis with nasal polyps)	Regulatory approval (JP, UK)
	Exdensur	SWIFT-1/2, ANCHOR-1/2 (severe asthma with type 2 inflammation and chronic rhinosinusitis with nasal polyps)	Positive CHMP opinion (EU)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Positive CHMP opinion (EU)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory approval (CN)
	Trelegy	CAPTAIN (asthma)	Regulatory approval (CN)
	Arexvy	RSV, adults aged 18 and above	Regulatory approval (EU)
	Blujepa	EAGLE-1 (urogenital gonorrhoea)	Regulatory approval (US)
	Shingrix	Shingles, liquid formulation	Regulatory approval (EU)
Regulatory submissions or acceptances	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory acceptance (US, EU, JP)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory acceptance (US)
Phase III data readouts or other significant events	Arexvy	RSV, adults aged 60+ years	Positive phase III data readout (CN)
	bepirovirsen	B-Well 1 and B-Well 2 (chronic hepatitis B)	Positive phase III data readout
	Jemperli	AZUR-1 (dMMR/MSI-H rectal cancer)	Commissioner's National Priority Voucher (US)
	risvutatug rezetecan	Small cell lung cancer	Orphan Drug Designation (EU, US)

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2026	depemokimab	SWIFT-1/2 (severe asthma with type 2 inflammation)	Regulatory decision (EU, CN)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (EU, CN)
	depemokimab	NIMBLE (severe asthma)	Phase IIIb data readout*
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (JP, CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory decision (CN)
	Arexvy	RSV, adults aged 60+ years	Regulatory submission (CN)
	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory decision (US, JP)
	bepirovirsen	B-WELL 1/2 (chronic hepatitis B)	Regulatory submission (US, EU, CN, JP)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory decision (US)
*Non-registrational study

H2 2026	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU, JP)
	depemokimab	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (EU)
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	Jemperli	AZUR-1 (rectal cancer)	Phase II (pivotal) data readout
	cabotegravir	Q4M PrEP (HIV prevention)	Phase II (pivotal) data readout
	cabotegravir	Q4M PrEP (HIV prevention)	Regulatory submission (US)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory decision (US, EU, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
2027	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory decision (US, EU, JP)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Regulatory submission (US, EU, CN, JP)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (JP, CN)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Blenrep	DREAMM 8 (2L+ multiple myeloma)	Regulatory decision (CN)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (US, EU, CN, JP)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory decision (US, EU, JP)
	cabotegravir + rilpivirine	CUATRO, Q4M treatment (HIV)	Phase III data readout
	cabotegravir	Q4M PrEP (HIV)	Regulatory decision (US)
	Arexvy	RSV, adults aged 60+	Regulatory decision (CN)
	bepirovirsen	B-WELL 1/2 (chronic hepatitis B)	Regulatory decision (EU, CN)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission (EU)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (EU)
Refer to pages 44 to 52 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has identified six Responsible Business focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q3 2025 results. For more details on annual updates, please see GSK's Responsible Business Performance Report 2024(1).

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.
Progress since Q3 2025:

●
In November GSK marked 25 years of partnership with the World Health Organization on its Global Programme to Eliminate Lymphatic Filariasis (LF). To date, GSK has donated more than 12 billion albendazole tablets to the programme. By donating this essential treatment against LF, GSK continues to help reduce the burden of LF in lower income countries, meaning that not only are more people protected from this disease, but that more people can keep working and contributing to their local economy. To date, 21 countries have eliminated the disease which is testament to the partnership of the WHO, with companies like GSK and most importantly country leaders, communities and patients in endemic. More information can be found here(2).

●	Performance metrics related to access are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 11.

Global health and health security
Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.
Progress since Q3 2025:

●
GSK and ViiV have renewed their commitment to the Global Fund, pledging £6 million to strengthen community-led responses to HIV, tuberculosis and malaria in lower income countries. The commitment will be matched by the Gates Foundation, bringing this total investment in the Global Fund to £12 million. This commitment reinforces the vital role of grassroots leadership in shaping sustainable health solutions. More information can be found here(3).

●
In November, GSK and the Fleming Initiative announced six major new research programmes building on GSK’s long-standing commitment to addressing drug-resistant infections. These programmes will harness some of the best scientific expertise and the latest technologies, including advanced AI, to find new ways to slow the progress of antimicrobial resistance. All of the new programmes will begin by early 2026 and are fully funded for three years. More information can be found here(4).

●
In December, GSK was announced as the industry lead for END2AMR (European Novel Drug Research to Address Microbial Infections and Drug Resistance) – a new public-private research initiative designed to tackle some of the most difficult-to-treat bacterial infections. The project brings together leading academic groups, research institutes, SMEs, and industry partners to develop a new generation of antibacterial modalities and delivery technologies. More information can be found here(5).

●	Performance metrics related to global health and health security are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 16.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.
Progress since Q3 2025:

●
GSK retained its position on the CDP 2025 A List for Climate Change and Water and scored a B for its Forest submission. Securing a place on the A List means GSK is among the top 4% of companies scored by CDP – the world's only independent system for environmental disclosure.

●
GSK worked with partners across the pharmaceutical industry and wider healthcare systems to shape the development of a pharma-specific framework to measure and report the environmental impact of medicines, in response to increasing requirements from payers. The new global standard has been published by BSI as PAS2090. More information can be found here(6).

●	Performance metrics related to environment are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 19.

Inclusion
Commitment: meet patients’ needs with research that includes those impacted by the disease under study, attract and retain the best talent regardless of background, and support all GSK people to thrive.

●	Performance metrics related to inclusion are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 27.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 29.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 34.

Responsible Business rating performance
Detailed below is how GSK performs in key Responsible Business ratings(7).

External benchmark	Current score/ranking	Previous score/ranking	Comments
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024. Score ranging from 0 to 5
Antimicrobial resistance benchmark	84%	86%	Led the benchmark since its inception in 2018; Current ranking updated November 2021
CDP Climate Change	A	A	Updated annually, current scores updated December 2025 (for supplier engagement, July 2025)
CDP Water Security	A	A
CDP Forests (palm oil)	B	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	13.7	14.8	1st percentile in pharma subindustry group; lower score represents lower risk. Current score as at October 2025
MSCI	AA	AA	Last rating action date: September 2023
ISS Corporate Rating	B+	B+	Current score updated October 2024
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated January 2024
Footnotes:

(1) https://www.gsk.com/media/11863/responsible-business-performance-report-2024.pdf
(2) https://www.linkedin.com/posts/thomas-breuer-md-msc_25-years-of-partnership-to-fight-lfmp4-activity-7400201399789068288-pqKH/
(3) https://www.gsk.com/en-gb/media/press-releases/global-fund-welcomes-renewed-commitment-from-gsk-and-viiv-healthcare-to-expand-community-led-health-solutions-with-6-million-joint-pledge/
(4) https://www.gsk.com/en-gb/media/press-releases/gsk-and-fleming-initiative-scientists-unite-to-target-amr-with-advanced-ai/
(5) https://www.lygature.org/news/end2amr-launches-accelerate-innovation-against-drug-resistant-bacterial-infections
(6) https://knowledge.bsigroup.com/products/pharmaceutical-products-product-category-rules-for-life-cycle-assessments-specification
(7) GSK’s Responsible Business ratings are regularly reviewed to ensure the external benchmarks listed remain high quality, appropriate and relevant to investors. The outcome of these reviews may lead to changes on which ratings are included in the table above – last updated July 2025.

Total and Core results

Total reported results represent the Group’s overall performance.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 53 and 54.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal charges and expenses, major restructuring costs and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 20-23.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings for the year are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2025.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the year ended 31 December 2025 were £1,277 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 89 and 90 of the Annual Report 2024.

On 19 January 2026, GSK reached agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare currently held by Pfizer to be replaced with an investment by Shionogi. Details of this agreement are set out in the post balance sheet event on page 43.

The reconciliations between Total results and Core results for 2025 and 2024 are set out below.

Year ended 31 December 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	32,667						32,667
Cost of sales	(9,017)	722	22	48		19	(8,206)

Gross profit	23,650	722	22	48		19	24,461

Selling, general and administration	(9,088)			44	23	32	(8,989)
Research and development	(7,525)	86	858	17	(4)		(6,568)
Royalty income	879						879
Other operating income/(expense)	16				488	(504)	–

Operating profit	7,932	808	880	109	507	(453)	9,783

Net finance expense	(532)					24	(508)
Share of after tax profit/(loss) of associates and joint ventures	1					(11)	(10)

Profit before taxation	7,401	808	880	109	507	(440)	9,265

Taxation	(1,112)	(178)	(220)	(32)	(147)	105	(1,584)
Tax rate %	15.0%						17.1%

Profit after taxation	6,289	630	660	77	360	(335)	7,681

Profit attributable to non-controlling interests	573				139		712

Profit/(loss) attributable to shareholders	5,716	630	660	77	221	(335)	6,969

	6,289	630	660	77	360	(335)	7,681

Earnings per share	141.1p	15.6p	16.3p	1.9p	5.4p	(8.3p)	172.0p

Weighted average number of shares (millions)	4,051						4,051

Year ended 31 December 2024

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	31,376						31,376
Cost of sales	(9,048)	947		163	40	28	(7,870)

Gross profit	22,328	947		163	40	28	23,506

Selling, general and administration	(11,015)			160	2	1,879	(8,974)
Research and development	(6,401)	55	314	9			(6,023)
Royalty income	639						639
Other operating income/(expense)	(1,530)			21	1,839	(330)	–

Operating profit	4,021	1,002	314	353	1,881	1,577	9,148

Net finance expense	(547)			1		14	(532)
Share of after tax profit/(loss) of associates and joint ventures	(3)						(3)
Profit/(loss) on disposal of interest in associates	6					(6)	–

Profit before taxation	3,477	1,002	314	354	1,881	1,585	8,613

Taxation	(526)	(208)	(63)	(80)	(311)	(274)	(1,462)
Tax rate %	15.1%						17.0%

Profit after taxation	2,951	794	251	274	1,570	1,311	7,151

Profit attributable to non-controlling interests	376				278		654
Profit/(loss) attributable to shareholders	2,575	794	251	274	1,292	1,311	6,497

	2,951	794	251	274	1,570	1,311	7,151
Earnings per share	63.2p	19.5p	6.1p	6.7p	31.7p	32.1p	159.3p
Weighted average number of shares (millions)	4,077						4,077

Adjusting items full year 2025

Major restructuring and integration

Charges of £109 million (2024: £353 million) were incurred relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	2025			2024

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	48	14	62	200	36	236
Significant acquisitions	26	–	26	59	1	60
Legacy programmes	13	8	21	48	9	57
	87	22	109	307	46	353

The Separation restructuring programme incurred cash charges of £48 million primarily from the restructuring of some commercial and administrative functions. The non-cash charges of £14 million primarily reflected the write-down of assets in manufacturing locations.

The programme focussed on the separation of GSK into two separate companies and is now largely complete. The programme has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with cash charges of £1.7 billion and non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Affinivax Inc. (Affinivax) which was acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023, Aiolos Bio, Inc. (Aiolos) acquired in Q1 2024, IDRx acquired in Q1 2025 and BP Asset IX acquired to access efimosfermin in Q3 2025.

Cash charges of £13 million under Legacy programmes primarily arose from the divestment of the cephalosporins business.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £507 million (2024: £1,881 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2025 £m	2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	649	1,533
ViiV Healthcare put options and Pfizer preferential dividends	(93)	67
Contingent consideration on former Novartis Vaccines business	171	206
Contingent consideration on acquisition of Affinivax	(254)	(22)
Other contingent consideration	15	34
Other adjustments	19	63
Total transaction-related charges	507	1,881

The £649 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by the unwind of the discount for £404 million and net other remeasurements of £245 million. The £93 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates and sales forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £171 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts, updated exchange rates and the unwind of the discount.

The £254 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone forecasts, partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items
Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included the £367 million ($500 million) of settlements from CureVac in connection with the mRNA patent settlement, as well as other net income, including income from divestments and fair value movements on, and distributions from, equity investments.

The reconciliations between Total results and Core results for Q4 2025 and Q4 2024 are set out below.

Three months ended 31 December 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,618						8,618
Cost of sales	(2,657)	176	22	18		6	(2,435)

Gross profit	5,961	176	22	18		6	6,183

Selling, general and administration	(2,639)			(10)	(25)	(3)	(2,677)
Research and development	(2,350)	21	206	10	(4)		(2,117)
Royalty income	245						245
Other operating income/(expense)	(117)				295	(178)	–

Operating profit	1,100	197	228	18	266	(175)	1,634

Net finance expense	(149)					(1)	(150)
Share of after tax profit/(loss) of associates and joint ventures	(1)					(2)	(3)

Profit before taxation	950	197	228	18	266	(178)	1,481

Taxation	(223)	(44)	(57)	(10)	(13)	91	(256)
Tax rate %	23.5%						17.3%

Profit after taxation	727	153	171	8	253	(87)	1,225

Profit attributable to non-controlling interests	91				108		199

Profit/(loss) attributable to shareholders	636	153	171	8	145	(87)	1,026

	727	153	171	8	253	(87)	1,225

Earnings per share	15.8p	3.8p	4.3p	0.2p	3.6p	(2.2p)	25.5p

Weighted average number of shares (millions)	4,019						4,019

Three months ended 31 December 2024

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,117						8,117
Cost of sales	(2,559)	183		22		15	(2,339)

Gross profit	5,558	183		22		15	5,778

Selling, general and administration	(2,663)			35	1	(75)	(2,702)
Research and development	(2,031)	15	196	(1)			(1,821)
Royalty income	176						176
Other operating income/(expense)	(344)			16	417	(89)	–

Operating profit	696	198	196	72	418	(149)	1,431
Net finance expense	(139)					1	(138)
Profit/(loss) on disposal of interest in associates and joint ventures	6					(6)	–
Profit before taxation	563	198	196	72	418	(154)	1,293

Taxation	(62)	(36)	(35)	(11)	(11)	(19)	(174)
Tax rate %	11.0%						13.5%
Profit after taxation	501	162	161	61	407	(173)	1,119

Profit attributable to non-controlling interests	87				86		173
Profit/(loss) attributable to shareholders	414	162	161	61	321	(173)	946
	501	162	161	61	407	(173)	1,119

Earnings per share	10.1p	4.0p	3.9p	1.5p	7.9p	(4.2p)	23.2p

Weighted average number of shares (millions)	4,081						4,081

Adjusting items Q4 2025

Major restructuring and integration
Charges of £18 million (Q4 2024: £72 million) were incurred relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	Q4 2025			Q4 2024
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	(1)	(3)	(4)	31	22	53
Significant acquisitions	14	–	14	9	–	9
Legacy programmes	2	6	8	1	9	10
	15	3	18	41	31	72

The credits on the Separation restructuring programme of £1 million in cash and £3 million in non-cash are primarily from releases of restructuring provisions for some commercial functions. The programme focussed on the separation of GSK into two separate companies and is now largely complete.

Costs of significant acquisitions relate to integration costs of Affinivax which was acquired in Q3 2022, Bellus acquired in Q2 2023, Aiolos acquired in Q1 2024, IDRx acquired in Q1 2025 and BP Asset IX acquired to access efimosfermin in Q3 2025.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £266 million (Q4 2024: £418 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities on acquisition of Affinivax, Novartis vaccines business and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2025 £m	Q4 2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	488	427
ViiV Healthcare put options and Pfizer preferential dividends	3	13
Contingent consideration on former Novartis Vaccines business	37	–
Contingent consideration on acquisition of Affinivax	(238)	(53)
Other contingent consideration	5	29
Other adjustments	(29)	2
Total transaction-related charges/(credits)	266	418

The £488 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi driven by updated sales forecasts and net other remeasurements of £392 million and the unwind of the discount for £96 million. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

There was a £37 million charge in the quarter relating to the contingent consideration on the former Novartis Vaccines business primarily related to updated exchange rates and the unwind of the discount.

The £238 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone forecasts, partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included the £99 million ($130 million) settlement from CureVac in connection with the mRNA patent settlement, as well as other net income, including income from divestments and fair value movements on, and distributions from, equity investments.

Financial information

Income statement

	2025 £m	2024 £m	Q4 2025 £m	Q4 2024 £m

TURNOVER	32,667	31,376	8,618	8,117

Cost of sales	(9,017)	(9,048)	(2,657)	(2,559)
Gross profit	23,650	22,328	5,961	5,558

Selling, general and administration	(9,088)	(11,015)	(2,639)	(2,663)
Research and development	(7,525)	(6,401)	(2,350)	(2,031)
Royalty income	879	639	245	176
Other operating income/(expense)	16	(1,530)	(117)	(344)

OPERATING PROFIT	7,932	4,021	1,100	696

Finance income	169	122	39	34
Finance expense	(701)	(669)	(188)	(173)
Share of after tax profit/(loss) of associates and joint ventures	1	(3)	(1)	–
Profit/(loss) on disposal of interests in associates and joint ventures	–	6	–	6

PROFIT BEFORE TAXATION	7,401	3,477	950	563

Taxation	(1,112)	(526)	(223)	(62)
Tax rate %	15.0%	15.1%	23.5%	11.0%
PROFIT AFTER TAXATION	6,289	2,951	727	501

Profit attributable to non-controlling interests	573	376	91	87
Profit attributable to shareholders	5,716	2,575	636	414
	6,289	2,951	727	501

EARNINGS PER SHARE	141.1p	63.2p	15.8p	10.1p

Diluted earnings per share	138.8p	62.2p	15.6p	10.0p

Statement of comprehensive income

	2025 £m	2024 £m	Q4 2025 £m	Q4 2024 £m
Total profit for the period	6,289	2,951	727	501

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	231	(392)	(61)	(345)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(12)	(87)	(3)	(31)
Fair value movements on cash flow hedges	(41)	–	(8)	1
Cost of hedging	4	(4)	(8)	1
Reclassification of cash flow hedges to income statement	36	4	7	–
Deferred tax on fair value movements on cash flow hedges	(2)	1	(1)	2
	216	(478)	(74)	(372)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(18)	(4)	(4)	13
Fair value movements on equity investments	215	(100)	134	8
Tax on fair value movements on equity investments	(20)	17	(6)	11
Fair value movements on cash flow hedges	–	8	–	6
Remeasurement gains/(losses) on defined benefit plans	133	506	1	133
Tax (charge)/credit on remeasurement of defined benefit plans	(33)	(122)	(2)	(35)
	277	305	123	136

Other comprehensive income/(expense) for the period	493	(173)	49	(236)

Total comprehensive income for the period	6,782	2,778	776	265

Total comprehensive income for the period attributable to:
Shareholders	6,227	2,406	689	165
Non-controlling interests	555	372	87	100
	6,782	2,778	776	265

Balance sheet

	31 December 2025 £m	31 December 2024 £m
ASSETS
Non-current assets
Property, plant and equipment	9,322	9,227
Right of use assets	726	846
Goodwill	7,018	6,982
Other intangible assets	16,748	15,515
Investments in associates and joint ventures	89	96
Other investments	1,037	1,100
Deferred tax assets	6,520	6,757
Derivative financial instruments	–	1
Other non-current assets	2,148	1,942

Total non-current assets	43,608	42,466

Current assets
Inventories	5,924	5,669
Current tax recoverable	288	489
Trade and other receivables	7,471	6,836
Derivative financial instruments	121	109
Liquid investments	9	21
Cash and cash equivalents	3,397	3,870
Assets held for sale	300	3

Total current assets	17,510	16,997

TOTAL ASSETS	61,118	59,463

LIABILITIES
Current liabilities
Short-term borrowings	(3,012)	(2,349)
Contingent consideration liabilities	(1,348)	(1,172)
Trade and other payables	(15,381)	(15,335)
Derivative financial instruments	(75)	(192)
Current tax payable	(498)	(703)
Short-term provisions	(938)	(1,946)
Liabilities relating to assets held for sale	(139)	–

Total current liabilities	(21,391)	(21,697)

Non-current liabilities
Long-term borrowings	(14,708)	(14,637)
Deferred tax liabilities	(291)	(382)
Pensions and other post-employment benefits	(1,687)	(1,864)
Derivative financial instruments	(67)	–
Other provisions	(610)	(589)
Contingent consideration liabilities	(5,385)	(6,108)
Other non-current liabilities	(1,023)	(1,100)

Total non-current liabilities	(23,771)	(24,680)

TOTAL LIABILITIES	(45,162)	(46,377)

NET ASSETS	15,956	13,086

EQUITY
Share capital	1,349	1,348
Share premium account	3,498	3,473
Retained earnings	10,209	7,796
Other reserves	1,321	1,054

Shareholders’ equity	16,377	13,671

Non-controlling interests	(421)	(585)

TOTAL EQUITY	15,956	13,086

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the year			5,716		5,716	573	6,289
Other comprehensive income /(expense) for the year			323	188	511	(18)	493

Total comprehensive income/(expense) for the year			6,039	188	6,227	555	6,782

Distributions to non-controlling interests						(391)	(391)
Dividends to shareholders			(2,564)		(2,564)		(2,564)
Realised after tax profit/(losses) on disposal or liquidation of equity investments			(66)	66			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			58	(58)			–
Shares issued	1	14			15		15
Purchase of treasury shares			(1,377)		(1,377)		(1,377)
Write-down on shares held by ESOP Trusts			(467)	467			–
Shares acquired by ESOP Trusts		11	385	(396)			–
Share-based incentive plans			374		374		374
Tax on share-based incentive plans			31		31		31

At 31 December 2025	1,349	3,498	10,209	1,321	16,377	(421)	15,956

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the year			2,575		2,575	376	2,951
Other comprehensive income /(expense) for the year			(83)	(86)	(169)	(4)	(173)

Total comprehensive income/(expense) for the year			2,492	(86)	2,406	372	2,778

Distributions to non-controlling interests						(416)	(416)
Dividends to shareholders			(2,444)		(2,444)		(2,444)
Deconsolidation of former subsidiaries						(2)	(2)
Realised after tax profit/(losses) on disposal or liquidation of equity investments			14	(14)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			52	(52)			–
Shares issued		20			20		20
Write-down of shares held by ESOP Trusts			(362)	362			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			344		344		344
Contributions from non-controlling interests						9	9
Changes to non-controlling interest						4	4
Hedging gain/(loss) after taxation transferred to non-financial assets				(6)	(6)		(6)
Tax on share-based incentive plans			4		4		4
At 31 December 2024	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Cash flow statement year ended 31 December 2025

	2025 £m	2024 £m
Profit after tax	6,289	2,951
Tax on profits	1,112	526
Share of after tax loss/(profit) of associates and joint ventures	(1)	3
(Profit)/loss on disposal of interest in associates and joint ventures	–	(6)
Net finance expense	532	547
Depreciation, amortisation and other adjusting items	3,778	2,985
(Increase)/decrease in working capital	(622)	(175)
Contingent consideration paid	(1,330)	(1,235)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	(815)	2,265
Cash generated from operations	8,943	7,861
Taxation paid	(1,202)	(1,307)
Total net cash inflow/(outflow) from operating activities	7,741	6,554
Cash flow from investing activities
Purchase of property, plant and equipment	(1,348)	(1,399)
Proceeds from sale of property, plant and equipment	24	65
Purchase of intangible assets	(1,637)	(1,583)
Proceeds from sale of intangible assets	115	131
Purchase of equity investments	(92)	(103)
Proceeds from sale of equity investments	189	2,356
Share transactions with non-controlling interests	–	(1)
Purchase of businesses, net of cash acquired	(1,692)	(805)
Investment in joint ventures and associates	–	(43)
Contingent consideration paid	(17)	(19)
Disposal of businesses	(27)	(18)
Interest received	154	138
(Increase)/decrease in liquid investments	11	21
Dividends from joint ventures and associates	67	15
Dividend and distributions from investments	20	16
Total net cash inflow/(outflow) from investing activities	(4,233)	(1,229)
Cash flow from financing activities
Issue of share capital	15	20
Repayment of long-term loans	(1,400)	(1,615)
Issue of long-term notes	1,979	1,075
Net increase/(decrease) in short-term loans	1,085	(811)
Increase in other short-term loans	130	266
Repayment of other short-term loans	(288)	(81)
Repayment of lease liabilities	(241)	(226)
Interest paid	(679)	(632)
Dividends paid to shareholders	(2,564)	(2,444)
Purchase of treasury shares	(1,377)	–
Distribution to non-controlling interests	(391)	(416)
Contributions from non-controlling interests	–	9
Other financing items	46	129
Total net cash inflow/(outflow) from financing activities	(3,685)	(4,726)
Increase/(decrease) in cash and bank overdrafts in the year	(177)	599
Cash and bank overdrafts at beginning of the year	3,403	2,858
Exchange adjustments	(19)	(54)
Increase/(decrease) in cash and bank overdrafts in the year	(177)	599
Cash and bank overdrafts at end of the year	3,207	3,403
Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	3,397	3,870
Overdrafts	(190)	(467)
	3,207	3,403

Sales tables

Specialty Medicines turnover – year ended 31 December 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	7,687	8	11	5,312	11	14	1,558	4	3	817	2	6
Dolutegravir products	5,648	1	3	3,567	1	4	1,336	2	–	745	–	3
Tivicay	1,323	(2)	–	801	3	6	237	(6)	(7)	285	(10)	(9)
Triumeq	991	(25)	(23)	728	(23)	(21)	153	(31)	(32)	110	(32)	(28)
Juluca	656	(4)	(2)	527	(3)	(1)	117	(8)	(9)	12	–	8
Dovato	2,678	20	22	1,511	19	23	829	16	15	338	32	37
Cabenuva	1,402	38	42	1,160	40	44	202	29	28	40	54	62
Apretude	439	57	62	432	60	64	–	–	–	7	(22)	(22)
Rukobia	169	5	8	150	1	4	10	25	25	9	>100	>100
Other	29	(22)	(16)	3	(50)	(50)	10	(38)	(31)	16	7	13
Respiratory, Immunology & Inflammation	3,810	15	18	2,505	14	17	638	16	15	667	19	25
Nucala	2,008	13	15	1,040	7	10	521	16	15	447	23	28
Benlysta	1,773	19	22	1,464	20	23	134	17	15	175	14	20
Other	29	(22)	(19)	1	(91)	>(100)	(17)	(6)	(6)	45	7	14
Oncology	1,977	40	43	1,364	36	40	469	39	38	144	97	>100
Jemperli	861	84	89	647	69	74	159	>100	>100	55	>100	>100
Zejula	557	(6)	(4)	292	(4)	(2)	215	(7)	(8)	50	(12)	(2)
Blenrep	17	>100	>100	8	>100	>100	9	80	80	–	–	–
Ojjaara/Omjjara	554	57	60	417	32	36	98	>100	>100	39	>100	>100
Other	(12)	>(100)	>(100)	–	–	–	(12)	>(100)	>(100)	–	–	–
Specialty Medicines	13,474	14	17	9,181	15	18	2,665	12	11	1,628	14	18

Specialty Medicines turnover – three months ended 31 December 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	2,149	9	11	1,545	11	15	425	10	5	179	(3)	(1)
Dolutegravir products	1,556	3	4	1,031	1	5	363	8	4	162	(2)	–
Tivicay	346	1	2	235	9	14	63	2	(2)	48	(27)	(32)
Triumeq	269	(22)	(21)	209	(20)	(17)	36	(28)	(32)	24	(33)	(33)
Juluca	183	(3)	(1)	150	(3)	(1)	30	(6)	(9)	3	50	>100
Dovato	758	19	21	437	13	17	234	23	17	87	43	51
Cabenuva	410	32	35	343	34	39	55	20	13	12	50	37
Apretude	129	54	60	128	58	63	–	–	–	1	(67)	(33)
Rukobia	46	(10)	(6)	42	(7)	–	3	50	50	1	(75)	(100)
Other	8	–	25	1	>100	82	4	–	25	3	(25)	25
Respiratory, Immunology & Inflammation	1,089	18	21	752	19	23	169	21	15	168	14	19
Nucala	567	17	19	312	16	21	136	18	13	119	18	22
Benlysta	516	22	26	439	23	28	36	20	13	41	11	16
Other	6	(58)	(58)	1	(89)	>(100)	(3)	36	36	8	(20)	–
Oncology	567	39	42	387	29	34	136	55	49	44	>100	>100
Jemperli	261	75	79	191	55	61	52	>100	>100	18	>100	>100
Zejula	138	(3)	(3)	76	4	8	51	(11)	(18)	11	(15)	–
Blenrep	13	>100	>100	8	>100	>100	5	>100	>100	–	–	–
Ojjaara/Omjjara	158	34	37	112	9	13	32	>100	>100	14	>100	>100
Other	(3)	–	33	–	–	–	(4)	(33)	–	1	>100	>100
Specialty Medicines	3,805	15	18	2,684	15	19	730	19	14	391	11	15

Vaccines turnover – year ended 31 December 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	3,558	6	8	1,200	(20)	(17)	1,317	44	42	1,041	9	13
Shingrix	3,558	6	8	1,200	(20)	(17)	1,317	44	42	1,041	9	13
Meningitis	1,583	10	12	669	1	4	603	25	24	311	7	13
Bexsero	1,150	14	16	358	(2)	1	593	26	24	199	14	24
Menveo	402	4	6	303	2	5	8	14	14	91	11	12
Penmenvy	8	–	–	8	–	–	–	–	–	–	–	–
Other	23	(43)	(40)	–	–	–	2	(50)	(50)	21	(42)	(39)
RSV	593	1	2	301	(40)	(39)	218	>100	>100	74	37	44
Arexvy	593	1	2	301	(40)	(39)	218	>100	>100	74	37	44
Influenza	303	(26)	(24)	212	(33)	(31)	21	(32)	(32)	70	17	22
Fluarix, FluLaval	303	(26)	(24)	212	(33)	(31)	21	(32)	(32)	70	17	22
Established Vaccines	3,120	(7)	(5)	1,268	(3)	(1)	718	(1)	(2)	1,134	(13)	(11)
Boostrix	654	(4)	(2)	400	(7)	(4)	142	4	2	112	(3)	3
Cervarix	23	(68)	(68)	–	–	–	8	(43)	(43)	15	(74)	(74)
Hepatitis	643	(7)	(5)	321	(17)	(15)	202	6	5	120	6	12
Infanrix, Pediarix	519	1	4	295	11	14	115	(4)	(5)	109	(14)	(9)
Priorix, Priorix Tetra, Varilrix	425	32	33	60	54	56	134	10	9	231	43	46
Rotarix	546	(7)	(5)	160	(7)	(4)	128	4	3	258	(12)	(9)
Synflorix	159	(30)	(29)	–	–	–	3	(73)	(73)	156	(27)	(27)
Other	151	(39)	(39)	32	>100	>100	(14)	>(100)	>(100)	133	(41)	(41)
Vaccines	9,157	–	2	3,650	(15)	(12)	2,877	32	30	2,630	(1)	2

Vaccines turnover – three months ended 31 December 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	1,008	19	20	331	(20)	(17)	370	48	42	307	69	73
Shingrix	1,008	19	20	331	(20)	(17)	370	48	42	307	69	73
Meningitis	313	6	6	87	6	11	154	7	2	72	4	7
Bexsero	250	10	9	48	23	31	152	8	3	50	6	11
Menveo	53	6	8	36	(16)	(12)	2	–	–	15	>100	>100
Penmenvy	3	–	–	3	–	–	–	–	–	–	–	–
Other	7	(61)	(56)	–	–	–	–	(100)	(100)	7	(59)	(53)
RSV	198	25	25	71	(39)	(36)	106	>100	>100	21	40	33
Arexvy	198	25	25	71	(39)	(36)	106	>100	>100	21	40	33
Influenza	80	(24)	(21)	53	(27)	(23)	3	(82)	(82)	24	60	60
Fluarix, FluLaval	80	(24)	(21)	53	(27)	(23)	3	(82)	(82)	24	60	60
Established Vaccines	694	(14)	(13)	240	(19)	(16)	199	11	5	255	(22)	(21)
Boostrix	150	1	3	88	(4)	(1)	32	(3)	(9)	30	25	33
Cervarix	8	33	50	–	–	–	1	(67)	(67)	7	>100	>100
Hepatitis	136	(20)	(19)	51	(46)	(41)	52	11	4	33	10	17
Infanrix, Pediarix	104	(15)	(13)	53	(10)	(7)	33	–	(3)	18	(40)	(37)
Priorix, Priorix Tetra, Varilrix	98	18	19	12	(8)	(8)	44	52	45	42	2	10
Rotarix	120	(23)	(22)	23	(34)	(29)	36	3	–	61	(29)	(29)
Synflorix	23	(67)	(70)	–	–	–	1	(75)	(75)	22	(66)	(69)
Other	55	10	2	13	>100	>100	–	>100	75	42	(14)	(18)
Vaccines	2,293	4	4	782	(21)	(17)	832	35	29	679	11	14

General Medicines turnover – year ended 31 December 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	7,068	(2)	–	3,816	(1)	1	1,394	(2)	(3)	1,858	(3)	1
Anoro Ellipta	542	(5)	(4)	207	(20)	(17)	235	6	5	100	8	13
Flixotide/Flovent	421	(20)	(18)	277	(23)	(21)	63	(11)	(11)	81	(16)	(12)
Relvar/Breo Ellipta	1,017	(5)	(3)	367	(7)	(4)	352	(5)	(6)	298	(1)	3
Seretide/Advair	858	(19)	(17)	267	(27)	(24)	184	(16)	(16)	407	(14)	(11)
Trelegy Ellipta	2,986	11	13	2,183	10	13	335	7	6	468	16	21
Ventolin	703	–	3	365	1	4	120	12	10	218	(6)	(1)
Other Respiratory	541	(8)	(5)	150	2	5	105	(13)	(14)	286	(10)	(7)
Other General Medicines	2,968	(8)	(4)	212	(9)	(6)	597	(12)	(13)	2,159	(6)	(2)
Augmentin	602	(5)	(1)	–	–	–	172	(7)	(8)	430	(4)	2
Lamictal	391	(3)	(1)	159	(2)	–	102	(4)	(5)	130	(4)	–
Other General Medicines	1,975	(9)	(6)	53	(25)	(21)	323	(16)	(17)	1,599	(7)	(3)
General Medicines	10,036	(4)	(1)	4,028	(2)	1	1,991	(5)	(6)	4,017	(5)	–

General Medicines turnover – three months ended 31 December 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,785	(1)	1	930	(3)	1	357	(3)	(7)	498	4	7
Anoro Ellipta	132	(10)	(10)	44	(33)	(30)	62	9	5	26	8	8
Flixotide/Flovent	113	(21)	(19)	77	(23)	(21)	16	(20)	(20)	20	(13)	(9)
Relvar/Breo Ellipta	229	(17)	(16)	63	(32)	(29)	86	(11)	(14)	80	(6)	(4)
Seretide/Advair	243	(6)	(4)	89	(2)	1	45	(15)	(17)	109	(5)	(3)
Trelegy Ellipta	740	11	14	526	11	15	88	7	2	126	12	17
Ventolin	196	15	18	99	15	21	34	10	3	63	19	21
Other Respiratory	132	(8)	(6)	32	(32)	(28)	26	(7)	(14)	74	9	12
Other General Medicines	735	(8)	(6)	47	(15)	(11)	148	(4)	(8)	540	(9)	(5)
Augmentin	158	(2)	1	–	–	–	43	(9)	(15)	115	1	7
Lamictal	91	(10)	(8)	32	(20)	(15)	26	4	–	33	(8)	(6)
Other General Medicines	486	(10)	(7)	15	–	–	79	(3)	(7)	392	(11)	(7)
General Medicines	2,520	(3)	(1)	977	(3)	–	505	(3)	(7)	1,038	(3)	–

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Year ended 31 December 2025	32,667	4	7	16,859	3	6	7,533	13	12	8,275	(1)	4
Three months ended 31 December 2025	8,618	6	8	4,443	3	7	2,067	18	13	2,108	4	7

Segment information
Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Executive Committee (formerly known as the GSK Leadership Team). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the Executive Committee are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets (excluding computer software and capitalised development costs), major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, Significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment

	2025 £m	2024 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	32,667	31,376	4	7

Operating profit by segment
	2025 £m	2024 £m	Growth £%	Growth CER%

Commercial Operations	16,260	15,335	6	10
Research and Development	(6,251)	(5,845)	7	9

Segment profit	10,009	9,490	5	10
Corporate and other unallocated costs	(226)	(342)

Core operating profit	9,783	9,148	7	11
Adjusting items	(1,851)	(5,127)

Total operating profit	7,932	4,021	97	>100

Finance income	169	122
Finance costs	(701)	(669)
Share of after tax profit/(loss) of associates and joint ventures	1	(3)
Profit/(loss) on disposal of associates and joint ventures	–	6

Profit before taxation	7,401	3,477	>100	>100

Commercial Operations Core operating profit of £16,260 million growth in the full year was driven by higher turnover, favourable product mix and royalty income including from an IP settlement, partly offset by increased investment in new asset launches and growth assets, and adverse pricing impacts. In addition, in Q4 2025 productivity programmes and supply chain charges totalled £300 million.

The R&D segment operating expense of £6,251 million grew in the full year primarily reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs (B7-H3 and B7-H4) and IDRX-42, the GIST treatment acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3 2025 and bepirovirsen, as well as progression of ULA treatment and PrEP programmes, notably Q4M and Q6M. Growth was partly offset by lower spend on depemokimab following filing in Q4 2024. Investment also increased on clinical trial programmes associated with the pneumococcal MAPS and mRNA seasonal flu.

Turnover by segment
	Q4 2025 £m	Q4 2024 £m	Growth AER%	Growth CER%

Commercial Operations (total turnover)	8,618	8,117	6	8

Operating profit by segment
	Q4 2025 £m	Q4 2024 £m	Growth AER%	Growth CER%

Commercial Operations	3,720	3,323	12	16
Research and Development	(1,942)	(1,790)	8	10

Segment profit	1,778	1,533	16	22
Corporate and other unallocated costs	(144)	(102)

Core operating profit	1,634	1,431	14	18
Adjusting items	(534)	(735)

Total operating profit	1,100	696	58	65

Finance income	39	34
Finance costs	(188)	(173)
Share of after tax profit/(loss) of associates and joint ventures	(1)	–
Profit/(loss) on disposal of associates and joint ventures	–	6

Profit before taxation	950	563	69	78

Commercial Operations Core operating profit of £3,720 million increased in the quarter driven by higher turnover, favourable product mix and royalty income, partly offset by increased investment in new asset launches and growth assets, and adverse pricing impacts. In addition, in the quarter productivity programmes and supply chain charges totalled £300 million.

The R&D segment operating expense of £1,942 million grew in the quarter primarily reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs (B7-H3 and B7-H4) and IDRX-42, the GIST treatment acquired in Q1 2025. In Specialty Medicines, increased investment was driven by efimosfermin acquired from Boston Pharmaceuticals in Q3 2025, and bepirovirsen, as well as progression of ULA treatment and PrEP programmes, notably Q4M and Q6M. Investment also increased on clinical trial programmes associated with the pneumococcal MAPS and mRNA seasonal flu.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2024. At 31 December 2025, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 10) was £210 million (31 December 2024: £1,446 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q3 2025 results:

Product Liability

Zantac

As previously disclosed, the vast majority of the remaining cases have been resolved or dismissed such that 13 state court cases remain. GSK has recently resolved the Mayor & City of Baltimore action as well as the New Mexico Attorney General lawsuit.

In Delaware, following the Supreme Court’s reversal of the lower court’s decision on admissibility of expert opinions, the defendants filed a motion for summary judgment. Plaintiffs filed a motion to allow supplemental expert disclosures. A hearing on both motions was held on 23 October 2025. On 1 December 2025, the Delaware Superior Court issued its ruling denying Plaintiffs’ motion for supplemental expert disclosures. The Court requested additional summary judgment briefing as to which Plaintiffs should be bound by that ruling. Briefing on that issue concluded on 30 January 2026.

As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the Federal MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. Oral argument was held on 10 October 2025. A decision is expected in the first half of 2026.

Avandia

On 22 May 2025, the district court granted the third-party payor plaintiffs’ motion for class certification, allowing them to proceed with their claims as a class action. GSK filed a Rule 23(f) petition with the Third Circuit seeking permission to appeal the class certification order, which was granted on 7 July 2025. Briefing is complete, and oral argument has been scheduled for 26 February 2026. The trial court has stayed the proceedings pending the outcome of the appeal.

Commercial and corporate

Tesaro, Inc. v. AnaptysBio

On 20 November 2025, GSK subsidiary, Tesaro, Inc., initiated litigation against AnaptysBio, Inc. in the Delaware Chancery Court. This action seeks a declaration that Tesaro was not in breach and that AnaptysBio engaged in conduct that was in anticipatory breach of the parties’ collaboration agreement regarding the oncology treatment Jemperli (dostarlimab). Tesaro initiated this litigation following allegations made by AnaptysBio that Tesaro breached the collaboration agreement, entitling AnaptysBio to a reversion of rights to dostarlimab. AnaptysBio filed a lawsuit against Tesaro/GSK on the same day, in the same court, seeking a declaration that Tesaro breached the agreement and that GSK tortiously interfered with the agreement by inducing Tesaro’s alleged breaches. Trial is currently set for 14-17 July 2026. AnaptysBio filed a partial motion to dismiss Tesaro’s anticipatory breach of contract claim which will be heard by the court on 4 March 2026. GSK and Tesaro intend to vigorously defend against AnaptysBio’s allegations.

Intellectual Property

Breo

In August 2025, GSK received a paragraph IV letter from Transpire Bio Inc. (“Transpire”) relating to Breo. On 25 September 2025, GSK filed a patent and trademark infringement suit against Transpire in the United States District Court for the Southern District of Florida alleging Transpire’s proposed generic of Breo infringes GSK patents and trade dress. The court has set a trial date for 2 November 2026.

Trelegy

On 22 January 2026, GSK received a paragraph IV letter from Transpire relating to Trelegy. GSK is currently assessing the letter and considering its options. Under the Hatch-Waxman Act, companies who receive such letters have 45 days to bring a lawsuit against the generic manufacturer.

Returns to shareholders

Quarterly dividends

The Board has declared a fourth interim dividend for Q4 2025 of 18p per share (Q4 2024: 16p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, and reflecting strong performance in 2025, GSK has declared an increased dividend of 18p for Q4 2025 and 66p per share for full year 2025. The expected dividend for 2026 is 70p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Dividend dates	Ex-dividend date (Ordinary shares)	Ex-dividend date (ADRs)	Record date	Payment date
Q4 2025	19 February 2026	20 February 2026	20 February 2026	9 April 2026

Ordinary shareholders may participate in the dividend reinvestment plan (DRIP). The last date for DRIP elections is 17 March 2026. The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 April 2026. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

	Paid/ Payable	Pence per share	£m
2025
First interim	10 July 2025	16	650
Second interim	9 October 2025	16	646
Third interim	8 January 2026	16	643
Fourth interim	9 April 2026	18	722
		66	2,661

2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612
Third interim	9 January 2025	15	612
Fourth interim	10 April 2025	16	656
		61	2,492

Share capital in issue

At 31 December 2025, 4,013 million shares (2024: 4,081 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The Company issued 1.1 million shares under employee share schemes in the year for net proceeds of £15 million (2024: £20 million).

On 5 February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18 month period. As at 31 December 2025, 93 million shares have been repurchased and are being held as Treasury shares, at a cost of £1,377 million, including transaction costs of £8 million.

At 31 December 2025, the Company held 240 million Treasury shares at a cost of £3,948 million, of which 147 million shares at a cost of £2,571 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.

At 31 December 2025, the ESOP Trusts held 62.8 million shares, of which 62.2 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying amount of £282 million has been deducted from other reserves. The market value of these shares was £1,147 million.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	2025 millions	2024 millions	Q4 2025 millions	Q4 2024 millions
Weighted average number of shares – basic	4,051	4,077	4,019	4,081
Dilutive effect of share options and share awards	66	65	67	64
Weighted average number of shares – diluted	4,117	4,142	4,086	4,145

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2025 and should be read in conjunction with the Annual Report 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2024, except for the adoption of the amended IFRS Accounting Standard as set out below.

The IASB’s amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable into another currency, and which spot exchange rate should be used when it is not. GSK has adopted these new requirements for the reporting period beginning on 1 January 2025, with no material impact on the Group’s financial statements.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2024.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2024 were published in the Annual Report 2024, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2025	2024	Q4 2025	Q4 2024

Average rates:
US$/£	1.31	1.28	1.33	1.27
Euro/£	1.17	1.18	1.14	1.20
Yen/£	198	193	206	195

Period-end rates:
US$/£	1.35	1.25	1.35	1.25
Euro/£	1.15	1.20	1.15	1.20
Yen/£	211	197	211	197

Contingent liabilities
There were contingent liabilities at 31 December 2025 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 36, and pages 287 to 290 of the 2024 Annual Report.

Net assets
The book value of net assets increased by £2,870 million from £13,086 million at 31 December 2024 to £15,956 million at 31 December 2025. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders, shares repurchased under the share buyback programme and associated transaction costs.

At 31 December 2025, the net surplus on the Group’s pension plans was £229 million compared with a £103 million net deficit at 31 December 2024. This movement from a net deficit to a net surplus is primarily related to an increase in UK asset values, a decrease to the UK inflation rate from 2.90% to 2.70%, and a $131 million contribution made to the US Cash Balance Plan during Q3 2025. This is partially offset by a decrease to the US discount rate from 5.5% to 5.1%.

Assets held for sale as at 31 December 2025 included the manufacturing facility located in Rockville, Maryland. On 22 December 2025, GSK entered into a definitive agreement with Samsung Biologics for the sale of 100% of its equity investment in Human Genome Sciences, principally including the Rockville site, with closing anticipated towards the end of Q1 2026.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £822 million (31 December 2024: £915 million).

Contingent consideration amounted to £6,733 million at 31 December 2025 (31 December 2024: £7,280 million) as follows:

	Group 31 December 2025 £m	Group 31 December 2024 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,433	6,061
Former Novartis Vaccines business acquisition	651	575
Affinivax acquisition	219	502
Aiolos acquisition	132	130
BP Asset IX Inc acquisition	231	–
Others	67	12

Contingent consideration liability at end of the period	6,733	7,280

Of the contingent consideration payable to Shionogi at 31 December 2025, £1,194 million (31 December 2024: £1,127 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

2025	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	6,061	7,280
Additions	–	280
Remeasurement through income statement and other movements	649	520
Cash payments: operating cash flows	(1,277)	(1,330)
Cash payments: investing activities	–	(17)

Contingent consideration at end of the period	5,433	6,733

2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Additions	–	104
Remeasurement through income statement and other movements	1,533	1,768
Cash payments: operating cash flows	(1,190)	(1,235)
Cash payments: investing activities	–	(19)

Contingent consideration at end of the period	6,061	7,280

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2025 have been calculated based on the period-end exchange rates, primarily US$1.35/£1 and €1.15/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below for the following scenarios:

Increase/(decrease) in financial liability and loss/(gain) in Income statement	ViiV Healthcare put option £m	Shionogi-ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m	BP Asset IX contingent consideration £m

10% increase in sales forecasts*	88	508	92	n/a	n/a
15% increase in sales forecasts*	132	762	137	n/a	n/a
10% decrease in sales forecasts*	(87)	(510)	(92)	n/a	n/a
15% decrease in sales forecasts*	(131)	(764)	(137)	n/a	n/a
1% increase in discount rate	(16)	(144)	(41)	(7)	(8)
1.5% increase in discount rate	(24)	(213)	(59)	(10)	(12)
1% decrease in discount rate	18	152	47	7	9
1.5% decrease in discount rate	27	233	73	11	13
10 cent appreciation of US Dollar	56	360	15	18	19
15 cent appreciation of US Dollar	86	562	24	27	29
10 cent depreciation of US Dollar	(47)	(311)	(13)	(15)	(16)
15 cent depreciation of US Dollar	(68)	(451)	(19)	(22)	(23)
10 cent appreciation of Euro	18	73	24	n/a	n/a
15 cent appreciation of Euro	28	116	38	n/a	n/a
10 cent depreciation of Euro	(14)	(61)	(20)	n/a	n/a
15 cent depreciation of Euro	(21)	(91)	(29)	n/a	n/a
10% increase in probability of milestone success	n/a	n/a	22	68	24
10% decrease in probability of milestone success	n/a	n/a	(11)	(32)	(31)

*	The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option and the Shionogi-ViiV Healthcare contingent consideration.

Business acquisitions
On 21 February 2025, GSK completed the acquisition of 100% of IDRx, Inc, a Boston based, clinical stage biopharmaceutical company dedicated to developing precision therapies for the treatment of gastrointestinal stromal tumours (GIST). The acquisition includes a lead molecule, IDRX-42, a highly selective investigational tyrosine kinase inhibitor (TKI) that is designed to improve the outcomes for patients with GIST. The consideration for the acquisition comprised an upfront payment of US$1.1 billion (£840 million) as adjusted for working capital acquired paid upon closing and up to US$150 million (£119 million) as an additional success-based regulatory milestone payment. The estimated fair value of the contingent consideration payable was US$56 million (£45 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany.

On 7th July 2025, GSK completed the acquisition of 100% of BP Asset IX, Inc. a subsidiary of Boston Pharmaceuticals which provides access to efimosfermin alfa. Efimosfermin is a phase III-ready, potential best-in-class, investigational speciality medicine to treat and prevent progression of steatotic liver disease (SLD). The consideration for the acquisition comprised an upfront payment of US$1.2 billion (£906 million) as adjusted for working capital acquired paid upon closing and up to US$800 million (£588 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$302 million (£222 million).

During the period to 31st December 2025, no sales arising from the IDRx or BP Asset IX's businesses were included in Group turnover and no revenue is expected until regulatory approval is received on the respective acquired assets.

GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The development of these assets has been integrated into the Group’s existing R&D activities, so it is impracticable to quantify these development costs or the impact on Total profit after taxation for the period ended 31 December 2025.

Goodwill of £315 million (£109 million for IDRx and £206 million for BP Asset IX) has been recognised. The goodwill represents specific synergies available to GSK from the business combinations. The goodwill has been allocated to the Group’s R&D segment. None of the goodwill is expected to be deductible for tax purposes.

The fair values of the net assets acquired, including goodwill, are as follows:

	IDRx Inc	BP Asset IX	Total
	£m	£m	£m
Net assets acquired:
Intangible assets	882	1,088	1,970
Cash and cash equivalents	48	30	78
Other net liabilities	(26)	(8)	(34)
Deferred tax liabilities	(128)	(188)	(316)
	776	922	1,698
Goodwill	109	206	315
Total consideration	885	1,128	2,013
Of the total £2 billion consideration (£0.9 billion for IDRx and £1.1 billion for BP Asset IX), £267 million (£45 million for IDRx and £222 million for BP Asset IX) of the contingent consideration recognised at acquisition was unpaid as at 31 December 2025. As at 31 December 2025, the present value of the contingent consideration payable was £45 million for IDRx and £231 million for BP Asset IX.

On 15 January 2025, GSK completed the acquisition of a Berlin based private company, Cellphenomics GmbH, which has developed proprietary capabilities in developing durable organoid models, for a total cash consideration of up to €44 million (approximately £37 million) of which €15 million (£13 million) was unpaid as at 31 December 2025. The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group.

Net debt information

Reconciliation of cash flow to movements in net debt

	2025 £m	2024 £m
Total Net debt at beginning of the period	(13,095)	(15,040)
Increase/(decrease) in cash and bank overdrafts	(177)	599
Increase/(decrease) in liquid investments	(11)	(21)
Repayment of long-term loans	1,400	1,615
Issue of long-term notes	(1,979)	(1,075)
Net decrease/(increase) in short-term loans	(1,085)	811
Increase in other short-term loans	(130)	(266)
Repayment of other short-term loans	288	81
Repayment of lease liabilities	241	226
Net debt of subsidiary undertakings acquired	(1)	–
Exchange adjustments	241	117
Other non-cash movements	(145)	(142)
Decrease/(increase) in net debt	(1,358)	1,945
Total Net debt at end of the period	(14,453)	(13,095)

Net debt analysis

	31 December 2025 £m	31 December 2024 £m
Liquid investments	9	21
Cash and cash equivalents	3,397	3,870
Short-term borrowings	(3,012)	(2,349)
Long-term borrowings	(14,708)	(14,637)
Liabilities relating to assets held for sale	(139)	–
Total Net debt at the end of the period	(14,453)	(13,095)

Free cash flow reconciliation

	2025 £m	2024 £m	Q4 2025 £m	Q4 2024 £m

Net cash inflow/(outflow) from operating activities	7,741	6,554	2,278	2,329
Purchase of property, plant and equipment	(1,348)	(1,399)	(573)	(544)
Proceeds from sale of property, plant and equipment	24	65	13	61
Purchase of intangible assets	(1,637)	(1,583)	(452)	(591)
Proceeds from disposals of intangible assets	115	131	3	5
Net finance costs	(525)	(494)	(258)	(200)
Dividends from associates and joint ventures	67	15	67	–
Contingent consideration paid (reported in investing activities)	(17)	(19)	(6)	(8)
Distributions to non-controlling interests	(391)	(416)	(112)	(128)
Contributions from non-controlling interests	–	9	–	–

Free cash inflow/(outflow)	4,029	2,863	960	924

Reconciliation of Total Operating Profit to Core EBITDA
The Total net debt/Core EBITDA ratio is disclosed solely for the purpose of demonstrating a leverage ratio that is used by analysts, investors and other stakeholders and which assesses the strength of the balance sheet. It is calculated at the end of the financial reporting year.

	2025 £m	2024 £m
Total Operating profit	7,932	4,021
Adjusting items	1,851	5,127
Core Operating profit	9,783	9,148

Including:
Share of Core after tax profit/(loss) of associates and joint ventures	(10)	(3)
Excluding:
Core depreciation	1,055	1,096
Core amortisation	450	452

Core EBITDA	11,278	10,693

Total Net debt to Core EBITDA ratio

	2025 £m	2024 £m
Total Net debt	14,453	13,095
Core EBITDA	11,278	10,693
Total Net debt to Core EBITDA ratio	1.3	1.2

Post balance sheet events
On 19 January 2026, GSK reached agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare currently held by Pfizer to be replaced with an investment by Shionogi. As a result of this transaction, Shionogi will increase its economic interest to 21.7% and GSK will maintain its 78.3% economic interest. Under the terms of the agreement, ViiV Healthcare will issue new shares to Shionogi for consideration of $2.125 billion and cancel Pfizer’s holding in ViiV Healthcare for a consideration of $1.875 billion. Additionally, GSK will receive a special dividend of $0.250 billion (payable in GBP). Completion of the transaction is subject to certain regulatory clearances in relevant markets and is expected to occur during Q1 2026. On completion, GSK will extinguish the Pfizer put option liability through retained earnings. The liability will be remeasured immediately prior to completion, on the same methodology as at 31 December 2025, with any change in the value of the liability recognised as an adjusting item through other operating income/(expense).

On 19 January 2026, GSK entered into a definitive agreement to acquire RAPT Therapeutics (RAPT), a California-based, clinical-stage biopharmaceutical company dedicated to developing novel therapies for patients living with inflammatory and immunologic diseases. The acquisition includes ozureprubart, a long-acting anti-immunoglobulin E (IgE) monoclonal antibody, currently in phase IIb clinical development for prophylactic protection against food allergens. Under the terms of the agreement, GSK’s subsidiary has commenced a tender offer to acquire all outstanding shares of RAPT common stock for $58.00 per share in cash at closing for an estimated aggregate equity value of $2.2 billion. Net of cash acquired, GSK's estimated upfront investment is $1.9 billion. The transaction is expected to close in Q1 2026 and is subject to customary closing conditions, including the tender of a majority of RAPT's outstanding shares of common stock in the tender offer and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act in the US.

Related party transactions
There were no material related party transactions entered into and there have been no material changes to the related party transactions disclosed on page 258 of the 2024 Annual Report.

R&D commentary
Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	17	Respiratory, Immunology & Inflammation (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease (COPD)
●
Exdensur (ultra long-acting anti-IL5 biologic) asthma with type 2 inflammation, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES), COPD

		●	efimosfermin (FGF21 analog) metabolic dysfunction-associated steatohepatitis (MASH)
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer (ph II registrational), head and neck cancer
		●	Zejula (PARP inhibitor), glioblastoma
		●	risvutatug rezetecan (B7-H3 ADC) 2L extensive-stage small cell lung cancer
		●	velzatinib (KIT inhibitor) gastro-intestinal tumours
Infectious Diseases (6)
		●	Arexvy (RSV vaccine) RSV, adults 18 years of age and above
		●	Blujepa (gepotidacin; bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) chronic hepatitis B
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	GSK'116 (varicella vaccine) varicella new seed, individuals 12 months of age and older
Total medicines and vaccines in all phases of clinical development	58
Total projects in clinical development (inclusive of all phases and indications)	79

Therapy area updates
The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology & Inflammation

camlipixant (P2X3 receptor antagonist)
Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 receptor antagonist, designed to target the hypersensitive nerves that may be associated with refractory chronic cough (RCC). Camlipixant is currently in development as a potential first-line treatment of adult patients suffering from RCC. The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Key phase III trials for camlipixant:

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022	Completed, awaiting data analysis
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023	Recruiting

efimosfermin (FGF21 analog)
Efimosfermin (GSK6519754) is an investigational, once-monthly subcutaneous injection of a long-acting variant of FGF21, designed to regulate key metabolic pathways to decrease liver fat, ameliorate liver inflammation, and reverse liver fibrosis in patients with metabolic dysfunction-associated steatohepatitis (MASH).
Efimosfermin has advanced to phase III development following the start of the ZENITH trials. These trials are investigating its efficacy and safety in patients with moderate and advanced fibrosis (F2 to F3) caused by MASH.

Key phase III trials for efimosfermin:

Trial name (population)	Phase	Design	Timeline	Status
ZENITH-1 (metabolic dysfunction-associated steatohepatitis NCT07221227	III
A phase III, randomized, double-blind, placebo-controlled, 3-arm study to investigate the safety and efficacy of efimosfermin alfa in participants with biopsy-confirmed F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting
ZENITH-2 (metabolic dysfunction-associated steatohepatitis) NCT07221188	III
A phase III, randomized, double-blind, placebo-controlled, 3-arm study to investigate the safety and tolerability of efimosfermin alfa in participants with known or suspected F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting

Exdensur (depemokimab; ultra-long-acting anti-IL5)
In Q4, GSK announced the approval of Exdensur (depemokimab) by the US Food and Drug Administration (FDA) in severe asthma with an eosinophilic phenotype. In addition, Exdensur received marketing authorisation from the UK’s Medicines and Healthcare products Regulatory Agency (MHRA) and Japan’s Ministry of Health, Labour and Welfare (MHLW) in severe asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). It also received a positive Committee for Medicinal Products for Human Use (CHMP) opinion in the EU for severe asthma and CRSwNP and it is currently under regulatory review in other countries, including in China. Submissions in other markets are expected to progress through the year.
Exdensur is the first and only ultra-long-acting biologic to address severe asthma and CRSwNP. It is engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling twice-yearly dosing.
Exdensur is in late-stage development in a range of IL-5 mediated conditions including hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA).
GSK has also initiated the ENDURA-1 and ENDURA-2 phase III clinical trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe chronic obstructive pulmonary disease (COPD) with type 2 inflammation. In Q4, GSK initiated a further phase III trial, VIGILANT, to assess early use of depemokimab in patients with COPD with type 2 inflammation who have experienced one exacerbation and are at high risk for future exacerbations.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
SWIFT-2 (severe asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met

Key phase III trials for depemokimab continued:
Trial name (population)	Phase	Design	Timeline	Status
AGILE (severe asthma) NCT05243680	III (exten- sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data reported: Q2 2025	Completed, primary endpoint met
NIMBLE (severe asthma) NCT04718389	IIIb
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Completed, awaiting data analysis
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Completed, coprimary endpoints met
ANCHOR-2 (CRSwNP) NCT05281523	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Completed; coprimary endpoints met
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III
A 52-week, randomised, double-blind, double-dummy, parallel-group, multi-centre, non-inferiority study to investigate the efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory eosinophilic granulomatosis with polyangiitis (EGPA) receiving standard of care therapy
			Trial start: Q3 2022	Active, not recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care therapy	Trial start: Q3 2022	Recruiting
ENDURA-1 (chronic obstructive pulmonary disease; COPD) NCT06959095	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
ENDURA-2 (COPD) NCT06961214	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
VIGILANT (COPD) NCT07177339	III	A randomised, double-blind, parallel group, placebo-controlled study of the efficacy and safety of early depemokimab initiation as add-on treatment in COPD patients with type 2 inflammation	Trial start: Q4 2025	Recruiting

Nucala (mepolizumab)
Nucala is a first in class anti-IL-5 biologic and the only treatment approved in the US for use across five diseases with underlying type 2 inflammation: severe asthma with an eosinophilic phenotype, EGPA, HES, CRSwNP and COPD.
In Q4, Nucala was approved in China and the UK as an add-on maintenance treatment for adult patients with inadequately controlled COPD characterised by raised blood eosinophils. Nucala also received a positive CHMP opinion for use in Europe in uncontrolled patients with COPD characterised by raised blood eosinophils, with a regulatory decision expected in Q1 2026.

Key phase III trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Completed; primary endpoint met

Oncology

Blenrep (belantamab mafodotin)
Blenrep in combination is approved in 3L+ relapsed or refractory multiple myeloma in the US based on the DREAMM-7 trial and in the 2L+ setting based on both DREAMM-7 and DREAMM-8 in more than a dozen markets including the EU, UK, Japan, Canada, Switzerland, Brazil and Australia, with additional applications under review globally.
GSK is advancing the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme to demonstrate Blenrep’s potential benefit in earlier lines of treatment. This includes DREAMM-10, a phase III trial in newly diagnosed transplant-ineligible patients, which represent over 70% of patients starting multiple myeloma therapy.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
			Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)
Jemperli remains the foundation of GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based plus CP treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit vs. CP alone for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status. Ongoing pivotal trials include those in our AZUR programme (colon / rectal cancers), JADE (head and neck cancer), and DOMENICA (supported-collaborative study with ARCAGY-GINECO in endometrial cancer).
In November 2025, the US FDA announced that it has granted a Commissioner's National Priority Voucher to accelerate review of the potential upcoming regulatory filing for dostarlimab for the treatment of locally advanced dMMR/MSI-H rectal cancer. The current standard of care for these patients is chemotherapy plus radiation followed by surgery, which can be associated with significant negative quality-of-life complications, highlighting the urgent need for new options in the curative-intent setting.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Active, not recruiting

Key trials for Jemperli continued:

Trial name (population)	Phase	Design	Timeline	Status
AZUR-1 (stage II/III rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting
DOMENICA* (relapsed or advanced dMMR endometrial cancer) NCT05201547 *supported-collaborative study with ARCAGY-GINECO	III	A randomized, multicentre study to evaluate the efficacy and safety of dostarlimab versus carboplatin-paclitaxel in patients with dMMR relapsed or advanced endometrial cancer	Trial start: Q2 2022	Active, not recruiting

Risvutatug rezetecan
GSK is advancing its B7H3-targeted antibody-drug conjugate, risvutatug rezetecan through the EMBOLD global development programme across a range of solid tumours, including certain types of lung, prostate and colorectal cancers.
In December 2025, risvutatug rezetecan received orphan drug designation (ODD) from the US FDA for the treatment of small-cell lung cancer (SCLC). The ODD was supported by preliminary clinical data showing durable responses in patients with extensive stage SCLC (ES-SCLC) who were treated with risvutatug rezetecan in the phase I ARTEMIS-001 clinical trial. It is the fifth regulatory designation for risvutatug rezetecan. Previously, the EMA granted risvutatug rezetecan ODD for pulmonary neuroendocrine carcinoma, a category of cancer that includes SCLC and Priority Medicines (PRIME) Designation for relapsed or refractory ES-SCLC. The US FDA previously granted Breakthrough Therapy Designations for relapsed or refractory ES-SCLC and relapsed or refractory osteosarcoma.

Key phase III trials for risvutatug rezetecan:

Trial name (population)	Phase	Design	Timeline	Status
EMBOLD-SCLC-301 NCT07099898	III	A multicenter, randomized, open-label study of risvutatug rezetecan compared with topotecan in participants with relapsed small cell lung cancer	Trial start: Q3 2025	Recruiting

Zejula (niraparib)
GSK continues to assess the potential of niraparib, currently approved as Zejula as a maintenance treatment for advanced ovarian cancer, in addressing other challenging cancers. Niraparib monotherapy is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in the phase III GLIOFOCUS trial sponsored by the Ivy Brain Tumor Center and supported by GSK.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
GLIOFOCUS (Glioblastoma) – sponsored by the Ivy Brain Tumor Center and supported by GSK NCT06388733	III	An open-label, randomised 2-arm study comparing the clinical efficacy and safety of niraparib with temozolomide in adult participants with newly diagnosed, MGMT unmethylated glioblastoma	Trial start: Q2 2024	Recruiting

HIV
As a pioneer in long-acting injectables, ViiV Healthcare, majority owned by GSK, is focused on the next-generation of HIV innovation with integrase inhibitors (INSTIs), the gold standard for HIV regimens, at the core. The HIV pipeline will continue to drive sustained performance and the ongoing transition of the portfolio to long-acting regimens.
In 2025, data from VOLITION, LATITUDE and CLARITY trials reinforced ViiV’s leadership in long-acting HIV care, with consistently superior effectiveness, safety and patient preference, differentiating the portfolio and setting the pace for the industry’s next chapter. The phase II registrational EXTEND trial of cabotegravir four-monthly HIV prevention is progressing with data expected in 2026. The phase III CUATRO trial exploring cabotegravir + rilpivirine four-monthly HIV treatment is expected to start in 2026.

Key HIV trials:

Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	II
Phase IIb open label, single arm, repeat dose study to investigate the safety, tolerability and pharmacokinetics (PK) of CAB ULA administered intramuscularly every four months in participants at risk of acquiring HIV-1.
			Trial start: Q4 2024	Active, not recruiting
EMBRACE (HIV) NCT05996471	IIb
The study aims at evaluating the efficacy of VH3810109, dosed in accordance with the dosing schedule as either intravenous (IV) infusion or subcutaneous (SC) infusion with recombinant hyaluronidase (rHuPH20), in combination with cabotegravir (CAB) intramuscular (IM) dosed in accordance with the dosing schedule in virologically suppressed, Antiretroviral therapy (ART)-experienced adult participants living with HIV.
			Trial start: Q3 2023	Active, not recruiting

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)
GSK continues to progress the life-cycle management of Arexvy, its RSV vaccine for adults, with potential expanded indications in new populations and geographies.
In January 2026, the European Commission issued approved the expanded use of Arexvy in adults 18 years and older, following a positive Committee for Medicinal Products for Human Use (CHMP) opinion issued in December 2025.The EMA is also reviewing the vaccine for use in immunocompromised adults aged 18 years and older with a decision expected in H1 2026. In October 2025, the EMA approved an update to Arexvy’s EU label to allow concomitant administration with mRNA COVID-19 vaccine. Regulatory reviews are ongoing in the US and Japan to expand use of Arexvy in adults aged 18-49 years of age at increased risk of RSV disease and in immunocompromised adults aged 18 years and older.
Regulatory reviews are also ongoing for registration of an additional vial/pre-filled syringe (Vial/PFS) presentation of Arexvy in both the EU and the US.
The vaccine has now been approved for use in 69 markets worldwide.

Key trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023; three season data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-012 (Adults aged 60 years and above) NCT06534892	IIIb
An extension and crossover vaccination study on the immune response and safety of a vaccine against Respiratory Syncytial Virus given to adults 60 years of age and above who participated in RSV OA=ADJ-006 study
			Trial start: Q3 2024	Recruiting
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024 Primary data reported: Q3 2025	Complete

Key trials for Arexvy continued:
Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Primary data reported: Q1 2025	Complete; primary endpoint met
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with Herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-023 (Immunocompromised adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Primary data reported: Q4 2024	Complete; primary endpoint met
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adult participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-031 (Immunocompromised adults >=18 years of age) NCT07092865	II
A non-randomized, controlled, open-label, extension study to evaluate the persistence of immune response of the adjuvanted RSVPreF3 vaccine and the safety and immunogenicity following revaccination in lung and kidney transplant recipients (>=18 years of age)
			Trial start: Q3 2025	Recruiting
RSV OA=ADJ-021 (Adults aged 60 years and above) NCT06551181	III
A study on the immune response, safety and the occurrence of Respiratory Syncytial Virus (RSV)-associated respiratory tract illness after administration of RSV OA vaccine in adults 60 years and older in China and other countries
			Trial start: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-028 (Adults 18 to 59 years of age at increased risk for RSV Disease) NCT07220109	III
A randomized, controlled, observer blind, immuno-bridging study to evaluate immunogenicity, reactogenicity and safety of a single dose of the RSVPreF3 OA investigational vaccine in Chinese adults 18-59 years of age at increased risk of RSV Disease
			Trial start: Q4 2025	Recruiting
RSV OA=ADJ-024 (Adults ≥60 years of age and adults 50 59 years of age at increased risk for RSV disease) NCT06614725	III
A randomized, placebo-controlled, observer-blind study in India to evaluate immune response, reactogenicity and safety of the RSVPreF3 OA investigational vaccine when administered to older adults ≥60 years of age and adults 50 59 years of age at increased risk of RSV disease.
			Trial start: Q3 2024	Complete

bepirovirsen (HBV ASO)
Bepirovirsen is a triple-action antisense oligonucleotide with the potential to be a first in class new treatment option for people with chronic hepatitis B (CHB). In January 2026, GSK announced positive results from its two pivotal phase III trials, B-Well 1 and B-Well 2. The trials met their primary endpoints with bepirovirsen demonstrating a statistically significant and clinically meaningful functional cure rate. Functional cure rates were significantly higher with bepirovirsen plus standard of care compared with standard of care alone. Global regulatory submissions are planned from Q1 2026. If approved, bepirovirsen has the potential to become the first finite, six-month therapeutic option for CHB and to serve as a backbone for future sequential treatment strategies.
Bepirovirsen has been recognised by global regulatory authorities for its innovation and potential to address significant unmet need in hepatitis B, with Fast Track designation from the US FDA, Breakthrough Therapy designation in China and SENKU designation in Japan.
To further expand development of novel sequential regimens, GSK entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials for this sequential therapy started in Q4 2024.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Active, not recruiting
B-Sure Long-term Follow-up Study to Evaluate Durability of Treatment Response in Previous Bepirovirsen Study Participants NCT04954859	II
A global multi-center, long-term follow-up study to assess durability of efficacy, as measured by maintenance of treatment response from the parent study, in participants who participated in a previous bepirovirsen study and achieved a complete or partial response. Eligible participants will be enrolled in this study after completing the end of study (EoS) visit in one of five parent bepirovirsen studies.
			Trial Start: Q1 2021	Recruiting

Blujepa (gepotidacin; bacterial topoisomerase inhibitor)
Blujepa is a first-in-class oral antibiotic with a novel mechanism of action that is part of GSK’s infectious diseases portfolio. It is approved in the US and the UK for the treatment of female adults and paediatric patients (≥12 years, ≥40 kg) with uncomplicated urinary tract infections (uUTIs). Regulatory review is ongoing in Australia. In December 2025, the US FDA approved a supplemental New Drug Application for gepotidacin as an oral option for the treatment of uncomplicated urogenital gonorrhoea in patients 12 years of age and older (weighing >45 kg) with limited or no alternative.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

tebipenem HBr
GSK has an exclusive licence agreement with Spero Therapeutics, Inc. for the development of tebipenem HBr (oral carbapenem antibiotic). In May 2025, the phase III PIVOT-PO trial evaluating tebipenem HBr as oral treatment for complicated urinary tract infections (cUTIs), including pyelonephritis, was stopped early for efficacy following a recommendation from an Independent Data Monitoring Committee.
Following positive phase III data from the PIVOT-PO trial, GSK has filed a regulatory submission in the US which has been accepted by the FDA. The PDUFA date has been set as 18 June 2026. If approved, tebipenem HBr could be the first oral carbapenem antibiotic for patients in the US who suffer from cUTIs, adding to GSK’s innovative anti-infectives portfolio and helping address the challenges of antimicrobial resistance (AMR).

Key phase III trials for tebipenem HBr:

Trial name (population)	Phase	Design	Timeline	Status
PIVOT-PO (complicated urinary tract infections) NCT06059846	III
A randomised, double-blind, double-dummy, multi-centre study to assess the efficacy and safety of orally administered tebipenem pivoxil hydrobromide compared to intravenously administered imipenem-cilastatin in patients with complicated urinary tract infection (cUTI) or acute pyelonephritis (AP)
			Trial start: Q4 2023 Data reported: Q2 2025	Complete; primary endpoint met

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

AER% represents growth at actual exchange rates.

Core Earnings per share

Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered an indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 42.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology & Inflammation, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet (including those classified as assets held for sale and liabilities relating to assets held for sale).

Total Net debt/Core EBITDA ratio

Core EBITDA is defined as Total operating profit excluding adjusting items and core depreciation and amortisation (as described on page 43) and includes the share of core after tax profit/(loss) of associates and joint ventures. Core depreciation is total depreciation less depreciation arising as part of major restructuring and is disclosed as part of adjusting items. Core amortisation arises from computer software and internally capitalised R&D development costs. Total Net debt is defined above. The ratio is Total Net debt expressed as a multiple of Core EBITDA which demonstrates a key leverage metric which assesses the strength of the balance sheet.

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 18 and other non-IFRS measures are defined in pages 53 and 54.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and Outlooks, assumptions and cautionary statements

2026 Guidance

GSK expects its turnover to increase between 3 to 5 per cent and Core operating profit to increase between 7 to 9 per cent. Core earnings per share is also expected to increase between 7 to 9 per cent. GSK provides its full-year 2026 guidance at constant exchange rates (CER).

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase by a low double-digit per cent, Vaccines to decline by a low-single digit per cent to stable, and General Medicines to decline by a low-single digit per cent to stable.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031 which are detailed in the 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2026 Guidance, 2021-26 and 2031 Outlooks

In outlining the guidance for 2026, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes. As previously announced, on 19 December 2025 GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients. The agreement entered into covers both GSK and ViiV Healthcare and, assuming expected implementation, excludes both companies from s232 tariffs for 3 years. Detailed terms of the agreement remain confidential. Our full year guidance is inclusive of the expected impact of the agreement.

2026 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies, including tariffs (except as noted above), as a result of government or competitor action. The 2026 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made); and no change in the Group's shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk-adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2025 average exchange rates as a base (£1/$1.31, £1/€1.17, £1/Yen 198).

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions and policies, including the impact of any potential tariffs or other restrictive trade policies on the Group's products, or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, ‘outlook’, ‘aim’, ‘ambition’, ‘could’, ‘goal’, ‘may’, ‘seek’, ‘should’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and readers are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this full year and Q4 2025 earnings release and in the Group's 2024 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2024. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Glossary

Terms used in the Announcement	Brief description
1L	First line
2L	Second line
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-drug-conjugates
ADP	Adenosine diphosphate
AMP	Average manufacturer price
ASO	Antisense oligonucleotide
AS03	Adjuvant system 03
Bnab	Broadly neutralising antibody
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CHMP	Committee for Medicinal Products for Human Use
CMS	Centre for Medicare & Medicaid Services
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTIs	complicated urinary tract infections
dMMR	Deficient mismatch repair
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
ES	Extensive stage
ESOP	Employee share ownership plan
GIST	Gastrointestinal stromal tumours
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBATi	Ileal bile acid transporter inhibitor
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
JAK	Janus kinase inhibitor
JAK1/JAK2 and ACVR1	once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor
LA	Long acting includes Cabenuva and Apretude
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MDS	Myelodysplastic Syndromes
MGMT glioblastoma	methylated DNA protein cysteine methyltransferase
MMR/V	Measles, mumps, rubella and varicella
mo-rez	mocertatug rezetecan
mRNA	messenger ribonucleic acid
MSI-H	Microsatellite Instability-High
OA	Older adults
ODAC	Oncologic Drugs Advisory Committee
OECD	Organisation for Economic Co-operation and Development
Oral 2DR	Oral 2 drug regimen includes Dovato and Juluca
PARP	a Poly ADP ribose polymerase
PBC	Primary biliary cholangitis
PD-1	a programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	percentage points
PrEP	pre-exposure prophylaxis
PYS	Peak year sales
Q4M	every 4 months
Q6M	every 6 months
RCC	Refractory chronic cough
ris-rez	risvutatug rezetecan
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SCLC	small cell lung cancer
SITT	Single inhaler triple therapy
SLD	Steatotic liver disease
TIGIT	T cell immunoreceptor with Ig and ITIM domains
TIM3	T-cell membrane protein-3
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTIs	uncomplicated urinary tract infections

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 4, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc